Exhibit 2.1

ARRANGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 20th day of February, 2013.

AMONG:

COEUR D’ALENE MINES CORPORATION, a corporation

existing under the laws of the State of Idaho

(hereinafter referred to as “Coeur”)

AND:

0961994 B.C. LTD., a corporation existing under the laws of the

Province of British Columbia

(hereinafter referred to as “Subco”)

AND:

ORKO SILVER CORP., a company existing under the laws of

the Province of British Columbia

(hereinafter referred to as “Orko”)

THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each Party), the Parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“2011 Financial Statements” means the annual audited consolidated financial statements of Orko as at October 31, 2011, consisting of (a) the balance sheets as of October 31, 2011; (b) the statements of operations and comprehensive loss for the year ended October 31, 2011; (c) the statements of shareholders’ equity for the year ended October 31, 2011; (d) the statements of cash flows for the year ended October 31, 2011; and (e) the notes thereto;

“2012 Financial Statements” means the annual audited consolidated financial statements of Orko as at October 31, 2012, consisting of (a) the statements of financial position as of October 31, 2012; (b) the statements of comprehensive loss for the year ended October 31, 2012; (c) the statements of changes in equity for the year ended October 31, 2012; (d) the statements of cash flows for the year ended October 31, 2012; and (e) the notes thereto;

“Acquisition Proposal” means any proposal or offer made by any Person, whether written or oral, other than Coeur (or any affiliate of Coeur or any Person acting in concert with Coeur or any affiliate of Coeur) with respect to:

(a)	the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exerciseable or exchangeable for any capital stock or other voting securities of Orko or any of its subsidiaries representing 20% or more of the outstanding voting securities of Orko or such subsidiary, on a fully diluted basis;

(b)	the acquisition or purchase by any Person or group of Persons acting jointly or in concert of 20% or more of the consolidated assets of Orko and the Orko Subsidiaries, taken as a whole (or any lease, license, joint venture or other arrangement having the same economic effect as an acquisition or purchase);

(c)	a merger, amalgamation, recapitalization, reorganization, joint venture or other business combination (including by way of plan of arrangement) involving Orko or any of its affiliates; or

(d)	any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement,

or any public announcement of an intention to do any of the foregoing;

“affiliate” has the meaning ascribed thereto in the Business Corporations Act;

“Antitrust Clearance” means all applicable approvals or clearances shall have been received from the appropriate Governmental Entities and all applicable waiting periods shall have expired or been terminated or waived by the appropriate Governmental Entities relating to any Antitrust Filing identified in Exhibit C;

“Antitrust Filing” means a filing that must be made by one or more Parties to or with a Governmental Entity under any applicable antitrust, competition or similar Law of any jurisdiction applicable to the transactions contemplated by this Agreement as identified in Exhibit C;

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution approving the Arrangement, to be substantially in the form and content of Exhibit A, to be considered, and if deemed advisable, passed with or without variation, by the Orko Securityholders at the Orko Meeting;

“Business” means the business of Orko and the Orko Subsidiaries as it is currently conducted, including the exploration for and exploitation of minerals in Mexico;

“Business Corporations Act” means the Business Corporations Act (British Columbia), as amended;

“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the Laws of the Province of British Columbia or the federal Laws of Canada or a day on which banks are required or authorized by Law to be closed in the City of New York;

“Coeur Cash-Settled RSUs” means the cash-settled restricted stock units with respect to the Coeur Shares;

“Coeur Cash-Settled SARs” means cash-settled stock appreciation rights with respect to the Coeur Shares;

“Coeur Disclosure Letter” means the disclosure letter executed by Coeur and delivered to, and acknowledged and accepted by, Orko prior to the execution by Coeur of this Agreement;

“Coeur Information Record” means the forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) of Coeur which have been publicly filed by it on SEDAR or EDGAR since January 1, 2010;

“Coeur Material Subsidiaries” means Coeur Alaska, Inc., Coeur Sub One, Inc. and Empresa Minera Manquiri, S.A.;

“Coeur Options” means the options to purchase Coeur Shares;

“Coeur Performance Shares” means the performance share awards consisting of the Coeur Shares;

“Coeur Preferred Shares” means the preferred shares, par value U.S.$1.00 per share, of Coeur;

“Coeur PSUs” means the cash-settled performance share units with respect to Coeur Shares;

“Coeur Restricted Shares” means the restricted stock awards consisting of Coeur Shares;

“Coeur Share Awards” means collectively the Coeur Cash-Settled RSUs, the Coeur Cash-Settled SARs, the Coeur Options, the Coeur Performance Shares, the Coeur PSUs and the Coeur Restricted Shares;

“Coeur Shares” means the common shares, par value U.S.$0.01 per share, of Coeur;

“Coeur Warrant” means one whole warrant of Coeur exercisable for one Coeur Share for a period of four years commencing on the later of (i) the Effective Date, and (ii) the date that the SEC initially declares effective a registration statement qualifying the Coeur Shares issuable on exercise of the warrants, at an exercise price of US$30.00, all subject to adjustment in accordance with the terms of the warrant;

“Confidentiality Agreement” means the confidentiality agreement entered into between Coeur and Orko dated March 15, 2012;

“Court” means the British Columbia Supreme Court;

“Debt Instrument” means any bond, debenture, mortgage, promissory note or other instrument evidencing indebtedness for borrowed money;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC;

“Effective Date” means the date the Arrangement completes, as determined in accordance with Section 2.12;

“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

“Employee Benefits” means:

(a)	salaries, wages, bonuses, vacation entitlements, commissions, fees, stock option plans, stock purchase plans, incentive plans, deferred compensation plans, profit-sharing plans and other similar benefits, plans or arrangements;

(b)	insurance, health, welfare, drug, disability, pension, retirement, travel, hospitalization, medical, dental, legal counseling, eye care and other similar benefits, plans or arrangements; and

(c)	agreements or arrangements with any labour union or employee association, written or oral employment agreements or agreements or arrangements for the retention of the services of independent contractors or consultants;

“Encumbrance” means any mortgage, charge, easement, encroachment, lien, adverse claim, assignment by way of security, security interest, servitude, pledge, hypothecation, conditional sale agreement, security agreement, title retention agreement, financing statement, option, right of pre-emption, right of first refusal or right of first offer, privilege, obligation to assign, license, sublicense trust, royalty, carried, working, participation or net profits interest or other third party interest or other encumbrance or any agreement, option, right or privilege capable of becoming any of the foregoing;

“Environmental Laws” means all applicable Laws relating to pollution or the protection and preservation of the environment or Hazardous Substances, including Laws relating to Releases or threatened Releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources;

“Environmental Permits” includes all permits, licenses, authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

“First Majestic” means First Majestic Silver Corp., a company existing under the laws of the Province of British Columbia;

“First Majestic Agreement” means the arrangement agreement among First Majestic, 0957445 B.C. Ltd. and Orko made as of December 16, 2012;

“GAAP” with respect to Orko means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles set out in the Canadian Institute for Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with IFRS and with respect to Coeur means generally accepted accounting principles in the United States;

“Governmental Entity” means any

(a)	multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal;

(b)	subdivision, agent, commission, board, or authority of any of the foregoing; or

(c)	quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Guarantee” means any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any like commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person;

“Hazardous Substance” means, collectively, any contaminant, toxic substance, dangerous goods, or pollutant or any other substance that when Released to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health, including (i) any petroleum substances, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined under Environmental Laws as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (iii) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any Environmental Law;

“IFRS” means International Financial Reporting Standards;

“Interested Person” means any officer, director, shareholder, employee, consultant or advisor (excluding legal counsel, accountants and other third party professional advisors of Orko or any Orko Subsidiary in connection with this Agreement and the transactions contemplated herein) of or to Orko, any Orko Subsidiary or any Person with which Orko, any Orko Subsidiary or any of the foregoing does not deal at arm’s length within the meaning of the ITA (including a spouse, parent, child or sibling of any such Person);

“Interim Order” means the interim order of the Court made in connection with the process for obtaining shareholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court;

“ITA” means the Income Tax Act (Canada);

“Laws” means any and all laws (statutory, common or otherwise), statutes, regulations, statutory rules, regulatory instruments, principles of law, orders, injunctions, judgments, published policies and guidelines (to the extent that they have the force of law), and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Leased Property” means all the right, title and interest of Orko and the Orko Subsidiaries in and to the subject matter (whether realty or personally) of the Leases;

“Leases” means the real or personal property leases or subleases, or other rights of occupancy relating to real property, which Orko or any Orko Subsidiary is a party to or bound by or subject to, including those set forth and described in Schedule 3.1.21 of the Orko Disclosure Letter;

“Licenses” has the meaning set out in Section 3.1.30;

“Lock-up Agreements” means the lock-up agreements between Coeur and each of the directors and officers of Orko and certain other Orko Shareholders entered into on or before the date hereof in connection with the Arrangement;

“Mailing Deadline” means, subject to Section 2.4(b), March 29, 2013 unless otherwise agreed by the Parties;

“Match Period” has the meaning ascribed to such term in Section 4.5;

“Material Adverse Change”, when used in connection with Coeur or Orko, means any change, effect, development, event or occurrence that, individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, properties, assets, operations, condition, affairs, liabilities (contingent or otherwise) or obligations (whether absolute, conditional or otherwise) of such Party and its subsidiaries taken as a whole, other than any change, effect, event or occurrence:

(a)	relating to the announcement of the execution of this Agreement or relating to the Arrangement or other transactions contemplated by this Agreement;

(b)	relating to a decrease in the market price of such Party’s common shares on any stock exchange (it being understood that, if the cause or causes of any decrease, in and of itself or themselves, is otherwise a Material Adverse Change, then such decrease may be taken into consideration when determining whether a Material Adverse Change has occurred);

(c)	relating to the Canadian, U.S. or international economy or securities markets in general;

(d)	affecting the worldwide silver mining industry in general;

(e)	relating to any effect resulting from an act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof);

(f)	relating to any natural disaster;

(g)	relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against a Party or a subsidiary of a Party) or in GAAP, in each case, to the extent necessary; or

(h)	relating to any action taken by Coeur or Orko that is required or contemplated by this Agreement;

provided, however, that the effect referred to in clauses (c), (d), (e), (f) or (g) above does not primarily relate to (or have the effect of primarily relating to) the Party or the Party’s subsidiaries, taken as a whole, or disproportionately adversely affect the Party and the Party’s subsidiaries, taken as a whole, compared with other companies of a similar size operating in the industry and jurisdiction in which that Party and that Party’s subsidiaries operate;

“Material Adverse Effect”, when used in connection with Coeur or Orko, means any change, effect, development, event or occurrence that has an effect that is, or would reasonably be expected to cause a Material Adverse Change with respect to such party and its subsidiaries taken as a whole;

“Material Agreements” means, in the case of Orko, the Leases and the agreements, indentures, contracts, leases, licenses, options, instruments and other commitments set forth in Schedule 3.1.23 of the Orko Disclosure Letter, and in the case of Coeur, the agreements, indentures, contracts, leases, licenses, options, instruments and other commitments to which it is a party, referred to in the Coeur Disclosure Letter;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Meeting Deadline” means, subject to terms of this Agreement, April 30, 2013 unless otherwise agreed by the Parties;

“Mineral Rights” means all rights, whether contractual or otherwise, for the exploration for or exploitation or extraction of mineral resources and reserves together with surface rights, water rights, royalty interests, fee interests, joint venture interests and other leases, rights of way and enurements related to any such rights;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NYSE” means the New York Stock Exchange;

“Orko Board” means the board of directors of Orko;

“Orko Circular” means the notice of the Orko Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Orko Securityholders in connection with the Orko Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

“Orko Datasite Information” means the documents made available to Coeur in the electronic data site established by Orko as in effect at 11:59 p.m. (PST) on February 11, 2013, an index of which is contained in the Orko Disclosure Letter;

“Orko Disclosure Letter” means the disclosure letter executed by Orko and delivered to, and acknowledged and accepted by, Coeur prior to the execution of this Agreement;

“Orko Information Record” means any annual information form, press release, material change report, information circular, financial statement, management’s discussion and analysis or other document of Orko which has been publicly filed by Orko on SEDAR or EDGAR since January 1, 2010;

“Orko Meeting” means the special meeting of Orko Securityholders including any adjournment or adjournments thereof, to be called to consider the Arrangement;

“Orko Option” means an option to purchase Orko Shares;

“Orko Optionholder” means a holder of Orko Options;

“Orko Option Plan” means Orko’s 2007 Stock Option Plan effective March 8, 2007 and amended on January 21, 2008 and April 2, 2009;

“Orko Securities” means, together, the Orko Shares and the Orko Options;

“Orko Securityholders” means, together, the Orko Shareholders and Orko Optionholders;

“Orko Shares” means the common shares in Orko;

“Orko Shareholder” means a holder of Orko Shares;

“Orko Subsidiaries” means, collectively, Proyectos Mineros La Preciosa S.A. de C.V. and La Preciosa Silver S.A. de C.V.;

“Outside Date” means, subject to Section 2.4(b), June 28, 2013 or such later date as may be agreed upon by the Parties;

“Parties” means Coeur, Subco and Orko and “Party” means any one of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit B hereto and any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Pre-Effective Date Period” means the period from and including the date hereof to and including the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article 6;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of a notice without an objection being made) of Governmental Entities required in connection with the consummation of the Arrangement or any of the transactions contemplated hereby, including, if applicable, any Antitrust Clearance;

“Release” means any release, spill, emission, discharge, leaking, pumping, dumping, escape, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including, ambient air, surface water, ground water, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property;

“Representatives” has the meaning set out in Section 4.6;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” has the meaning set out in Section 2.9;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authority” means: (a) the SEC; and (b) the British Columbia Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada;

“Securities Laws” means the securities legislation of each of the provinces and territories of Canada, the policies and instruments of the Securities Authority, the policies and regulations of any stock exchange on which the applicable Party’s securities are listed and posted for trading, the U.S. Securities Act and the U.S. Exchange Act and all other applicable state, federal and provincial securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Disclosure Analysis and Retrieval;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of December 4, 2007 between Orko and Computershare Investor Services Inc., as rights agent;

“subsidiary” has the meaning ascribed thereto in the Business Corporations Act and includes, for greater certainty, an indirect subsidiary;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made by a third party to Orko to purchase or otherwise acquire, directly or indirectly, all of the Orko Shares or all or substantially all of the assets of Orko which did not result from a breach of Section 4.4 and that:

(a)	in respect of which any required financing to complete such Acquisition Proposal has been obtained or demonstrated to the satisfaction of the Orko Board acting in good faith (after receipt of advice from its financial advisors and outside legal counsel) to be reasonably likely to be obtained without undue delay;

(b)	is not subject to a due diligence condition and/or access condition;

(c)	is made available to all Orko Shareholders on the same terms and conditions; and

(d)	in the good faith determination of the Orko Board, after consultation with its financial advisors and outside legal counsel:

(i)	is reasonably capable of being completed without undue delay, taking into account, all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; and

(ii)	would, if consummated and taking into account all of the terms and conditions of such Acquisition Proposal (but not assuming away the risk of non-completion), result in a transaction more favourable to the Orko Shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Coeur pursuant to Section 4.5);

“Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

“Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, production taxes, severance taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Termination Payment” means an amount equal to $11,600,000 payable by Orko to Coeur in certain circumstances in accordance with Section 6.3;

“Third Party Expenses” means all legal, accounting, financial advisory, investment banking and consulting fees and expenses incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby;

“Tribunal” means:

(a)	any court (including a court of equity);

(b)	any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(c)	any securities commission, stock exchange or other regulatory or self-regulatory body;

(d)	any arbitrator or arbitration tribunal; and

(e)	any other tribunal;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2 Interpretation Not Affected by Headings, etc. The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to a “Section” followed by a number and/or a letter refer to the specified section of this Agreement, and all references in this Agreement to an Exhibit followed by a letter refer to the specified Exhibit to this Agreement. Unless otherwise indicated, the terms “this Agreement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Agreement (including the Exhibits hereto), as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3 Currency. Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action. In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement. This Agreement and the agreements and other documents referred to herein constitute the entire agreement among the Parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect thereto, other than the Confidentiality Agreement.

1.7 Accounting Matters. Unless otherwise indicated, all accounting terms used in this Agreement in respect of a Party shall have the meanings attributable thereto under the relevant GAAP of such Party and all determinations of an accounting nature required to be made shall be made by a Party in a manner consistent with the relevant GAAP of such Party and past practice.

1.8 Construction. In this Agreement, unless otherwise indicated:

(a)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	the phrase “ordinary course of business”, or any variation thereof, of any Person refers to the business of such Person, carried on in the regular and ordinary course consistent with past practice, including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(d)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(e)	time is of the essence.

1.9 Knowledge. In this Agreement, the phrase “to the knowledge of” any Person, “to the best knowledge of” any Person, “known to” any Person, “of which it is aware” or any similar phrase means, unless otherwise indicated, (i) with respect to any Person who is an individual, the actual knowledge of such Person, and (ii) with respect to any Person who is not an individual, the actual knowledge of the senior officers and directors of such Person after reasonable enquiry, and to the extent that such reasonable enquiry was not conducted, includes the knowledge that a reasonable Person would have had if such reasonable enquiry had been conducted.

1.10 Exhibits. The following Exhibits are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form an integral part hereof:

Exhibit A - Arrangement Resolution

Exhibit B - Plan of Arrangement

Exhibit C - Antitrust Filings

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement. The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2 Interim Order. As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the Orko Meeting in accordance with Section 2.3, Orko shall apply to the Court in a manner acceptable to Coeur, acting reasonably, pursuant to the Business Corporations Act and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Orko Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by the Orko Securityholders (voting together as a single class) present in person or represented by proxy at the Orko Meeting such that each Orko Shareholder is entitled to one vote for each Orko Share held and each Orko Optionholder is entitled to one vote for each Orko Share issuable upon exercise of an Orko Option held by such Orko Optionholder and, if applicable, any “majority of the minority” vote required under applicable Securities Laws;

(c)	that, in all other respects, the terms, restrictions and conditions of the articles of Orko, including quorum requirements and all other matters, shall apply in respect of the Orko Meeting;

(d)	for the grant of the Dissent Rights;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Orko Meeting may be adjourned or postponed from time to time by the Orko Board, subject to the terms of this Agreement, without the need for additional approval of the Court;

(g)	that it is Coeur’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Coeur Shares and the Coeur Warrants to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(h)	for such other matters as Coeur may reasonably require, subject to obtaining the prior consent of Orko, such consent not to be unreasonably withheld or delayed.

2.3 Orko Meeting. Subject to receipt of the Interim Order and the terms of this Agreement:

(a)	Orko agrees to convene and conduct the Orko Meeting in accordance with the Interim Order, Orko’s articles and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. Orko agrees that it shall, in consultation with Coeur, fix and publish a record date for the purposes of determining the Orko Securityholders entitled to receive notice of and vote at the Orko Meeting in accordance with the Interim Order;

(b)	Orko shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Orko Meeting without Coeur’s prior written consent;

(c)	Orko shall advise Coeur as Coeur may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Orko Meeting,

as to the aggregate tally of the proxies received by Orko in respect of the Arrangement Resolution;

(d)	Orko shall promptly advise Coeur of any written notice of dissent or purported exercise by any Orko Shareholder of Dissent Rights received by Orko in relation to the Arrangement and any withdrawal of Dissent Rights received by Orko and any written communications sent by or on behalf of Orko to any Orko Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(e)	Orko shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Coeur, acting reasonably; and

(f)	Orko shall provide notice to Coeur of the Orko Meeting and shall allow representatives of Coeur and its counsel to attend the Orko Meeting.

2.4 Orko Circular.

(a)	As promptly as reasonably practicable following execution of this Agreement, and in any event prior to the close of business on the Mailing Deadline, Orko shall:

(i)	prepare the Orko Circular together with any other documents required by applicable Laws in connection with the Orko Meeting;

(ii)	file the Orko Circular in all jurisdictions where the same is required to be filed; and

(iii)	mail the Orko Circular to the Orko Securityholders as required under applicable Laws and by the Interim Order.

(b)	If Orko provides notice to Coeur regarding an Acquisition Proposal pursuant to this Agreement prior to the mailing of the Orko Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended by a period of time equal to the number of days from the date on which Orko first provides notice of such Acquisition Proposal to Coeur until the earlier of:

(i)	written notification from Orko to Coeur that the Orko Board has determined that the Acquisition Proposal is not a Superior Proposal; or

(ii)	the date on which Orko and Coeur enter into an amended agreement pursuant to Section 4.5 which results in the Acquisition Proposal in question not being a Superior Proposal.

If the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(c)	Orko shall ensure that the Orko Circular is complete and accurate in all material respects, complies in all material respects with all applicable Laws and shall contain sufficient detail to permit the Orko Securityholders to form a reasoned judgment concerning the Arrangement Resolution to be considered at the Orko Meeting. Without limiting the generality of the foregoing, Orko shall ensure that the Orko Circular will not contain any misrepresentation concerning Orko, its affiliates or the Orko Securities. Coeur acknowledges that Orko shall not be responsible for ensuring the completeness, accuracy or sufficiency of any information relating to Coeur and its affiliates, including the Coeur Shares and the Coeur Warrants.

(d)	Orko shall disclose in the Orko Circular:

(i)	that the Orko Board has received fairness opinions from BMO Nesbitt Burns Inc. and GMP Securities L.P. and that, subject to the scope of review, assumptions and limitations set out in such opinions, the consideration payable under the Arrangement is fair from a financial point of view to the Orko Shareholders (other than Coeur and its affiliates);

(ii)	the complete text of the fairness opinions referred to in Section (i); and

(iii)	that the Orko Board has determined, after receiving financial and legal advice, that the Arrangement is fair to the Orko Securityholders (other than Coeur and its affiliates) and in the best interests of Orko.

(e)	Subject to the terms of this Agreement:

(i)	Orko shall solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by an Orko Shareholder, including, if so requested by Coeur, acting reasonably and at Coeur’s expense, using the services of dealers and proxy solicitation services selected by Coeur and permitting Coeur to otherwise assist Orko in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by the Orko Securityholders;

(ii)	the Orko Board shall recommend to the Orko Securityholders that they vote in favour of the Arrangement Resolution and shall include in the Orko Circular a statement to such effect; and

(iii)	Orko shall include in the Orko Circular a statement that each director and executive officer of Orko intends to vote all of such Person’s Orko Securities in favour of the Arrangement Resolution, subject to the other terms of this Agreement.

(f)

Coeur shall provide to Orko all information regarding Coeur, its affiliates and the Coeur Shares and Coeur Warrants, including any pro forma financial statements prepared in accordance with GAAP and applicable Laws, as required by the Interim Order or applicable Laws for inclusion in the Orko Circular or in any amendments or supplements to such Orko Circular. Coeur shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Orko Circular and to the identification in the Orko Circular of each such advisor. Coeur shall ensure that such information is complete and accurate in all material respects, complies in all material respects with applicable Laws and, without limiting the generality of the foregoing, does not include any misrepresentation concerning Coeur, its affiliates, the Coeur Shares or the Coeur Warrants. Coeur shall indemnify and save harmless Orko, the Orko Subsidiaries and their respective officers, directors, employees, representatives (including any financial or other adviser) or agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Orko, any Orko Subsidiary or any of their respective officers, directors, employee, representatives (including any financial or other adviser) or agents may be subject or may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in any information included in the Orko Circular that was provided by Coeur pursuant to this Section 2.4, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a misrepresentation or alleged misrepresentation.

(g)	Coeur and its legal counsel shall be given a reasonable opportunity to review and comment on the Orko Circular prior to the Orko Circular being printed or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Coeur and its legal counsel; provided, however, that all information relating solely to Coeur, its affiliates, the Coeur Shares and the Coeur Warrants included in the Orko Circular shall be in form and content satisfactory to Coeur, acting reasonably. Orko shall provide Coeur with final copies of the Orko Circular prior to mailing the Orko Circular to the Orko Securityholders.

(h)	Orko and Coeur shall each promptly notify the other if, at any time before the Effective Date, either becomes aware that the Orko Circular contains a misrepresentation, or that an amendment or supplement to the Orko Circular is otherwise required and the Parties shall co-operate in the preparation of any amendment or supplement to the Orko Circular as required or appropriate, and Orko shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Orko Circular to the Orko Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authority and any Governmental Entity as required and, in such circumstances, the date of the Orko Meeting shall be postponed if and to the extent required by applicable Law (and the Meeting Deadline shall, if necessary, be postponed to such date).

2.5 Final Order. If:

(a)	the Interim Order is obtained; and

(b)	the Arrangement Resolution is passed at the Orko Meeting as provided for in the Interim Order and as required by applicable Law,

subject to the terms of this Agreement, Orko shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to the Business Corporations Act held as soon as reasonably practicable and, in any event, within three Business Days following the approval of the Arrangement Resolution at the Orko Meeting.

2.6 Court Proceedings. Subject to the terms of this Agreement, Coeur will cooperate with and assist Orko in seeking the Interim Order and the Final Order, including by providing Orko on a timely basis any information reasonably required to be supplied by Coeur in connection therewith. Orko will provide legal counsel to Coeur with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Orko will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with Coeur’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Coeur to agree or consent to any increase in consideration or other modification or amendment to such filed or served materials that expands or increases Coeur’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. Orko shall also provide to Coeur’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Orko in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Orko indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Orko will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Orko will not object to legal counsel to Coeur making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, however, that Orko is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Orko will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Orko is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Coeur.

2.7 List of Shareholders. At the reasonable request of Coeur from time to time, Orko shall provide Coeur with a list (in both written and electronic form) of the registered Orko Shareholders, together with their addresses and respective holdings of Orko Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Orko to acquire Orko Shares (including holders of Orko Options), a list of participants and book based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and a list of non-objecting beneficial owners of Orko Shares, together with their addresses and respective holdings of Orko Shares. Orko shall from time to time require that its registrar and transfer agent furnish Coeur with such additional information, including updated or additional lists of Orko Shareholders and lists of holdings and other assistance as Coeur may reasonably request in order to be able to communicate with respect to the Arrangement with the Orko Securityholders.

2.8 Announcement and Shareholder Communications. Coeur and Orko shall each publicly announce the transactions contemplated hereby promptly following the execution by Orko of this Agreement, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. Coeur and Orko agree to co-operate in the preparation of presentations, if any, to the Orko Securityholders regarding the transactions contemplated by this Agreement and no Party shall issue any press release or otherwise make public announcements with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure, and if prior notice is not possible, to give such notice immediately following the making of such disclosure.

2.9 Section 3(a)(10) Exemption. The Parties agree that the Arrangement will be carried out with the intention that all Coeur Shares and Coeur Warrants issued under the Arrangement to the holders of Orko Shares will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Orko Securityholders subject to the Arrangement;

(d)	the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchanges of securities under the Arrangement are fair to the Orko Securityholders pursuant to the Arrangement;

(e)	the order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Orko Securityholders pursuant to the Arrangement;

(f)	Orko will ensure that each Person entitled to Coeur Shares and Coeur Warrants pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(g)	the Interim Order will specify that each Person entitled to Coeur Shares and Coeur Warrants pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

2.10 [Intentionally Omitted.]

2.11 Canadian Tax Matters. The amalgamation of Orko with Subco pursuant to the Arrangement is intended to qualify as an amalgamation within the meaning of Section 87 of the ITA.

2.12 Exchangeable Shares and Warrants. The parties shall use commercially reasonable efforts to make any necessary amendments to this Agreement and the Plan of Arrangement prior to the mailing of the Orko Circular to permit Orko Shareholders who are residents of Canada for purposes of the ITA (other than such Orko Shareholders who are exempt from tax under the ITA) and who would receive Coeur Shares under the Arrangement (whether as a result of an election, deemed election or pro-ration) to receive, instead of each Coeur Share that they would otherwise receive under the Plan of Arrangement, one share of a Canadian-incorporated subsidiary of Coeur that is exchangeable into one Coeur Share (subject to adjustment in the event of a stock split, consolidation or similar events) and otherwise qualifies as a “designated exchangeable security” under National Instrument 51-102 of the Canadian Securities Administrators (“Exchangeable Shares”), in order to allow such Orko Shareholders to receive a tax-deferred roll-over under the ITA to the extent that the non-share consideration received does not exceed the shareholder’s cost base for Canadian tax purposes. The Exchangeable Shares (a) shall be exchangeable for a period of 5 years from the date of issue provided that 500,000 Exchangeable Shares remain outstanding, following which they will be automatically exchanged into Coeur Shares in accordance with their terms, and (b) shall not be listed or quoted on any exchange or market. For greater certainty, Coeur shall use commercially reasonable efforts to register the Coeur Shares issuable on exchange of the Exchangeable Shares and exercise of the Coeur Warrants under applicable United States Securities Laws and shall use commercially reasonable efforts to list the Coeur Warrants on the TSX and the NYSE; however, completion of such registration and such listings shall not be a condition to closing of the Arrangement. Notwithstanding the foregoing, Coeur’s obligations under this paragraph with respect to the Exchangeable Shares shall be subject to the issuance of the Exchangeable Shares and related transactions being consummated in a manner and on terms that comply (in Coeur’s good faith judgment) with the requirements of Coeur’s existing senior credit agreement and the indenture for Coeur’s 7.875% Senior Notes due 2021. Coeur agrees to request an amendment, waiver or consent under its existing senior credit agreement to permit the issuance of the Exchangeable Shares and related transactions if Coeur determines that it is reasonably necessary to satisfy the requirements of the immediately preceding sentence, but Coeur shall not be required to pay any fee to the lenders under the existing senior credit agreement or to accept any pricing increase, or make any other material concession relative to the existing terms of such credit agreement, in order to obtain such amendment, waiver or consent.

2.13 Effective Date Matters. The Effective Date shall be the date the Final Order is deposited at the registered office of Orko, which shall be (a) the date that is the earlier of: (i) the date that is three Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 5 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date); and (ii) the date that is the day prior to the Outside Date; provided that the conditions set forth in Article 5 have been satisfied or waived as of such date; or (b) such date as mutually agreed in writing by the Parties. Subject to the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Time) set forth in Article 5, the Arrangement will, from and after the Effective Time, have all of the effects provided under applicable Laws.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Orko. Except as disclosed in the Orko Disclosure Letter (which, except as expressly stated therein, shall make reference to the applicable section below in respect of which such qualification is being made), Orko hereby represents and warrants to and in favour of Coeur as follows and acknowledges that Coeur is relying on such representations and warranties in connection with entering into this Agreement and the transactions herein contemplated:

3.1.1 Incorporation and Organization. Orko and each of the Orko Subsidiaries is a corporation duly incorporated under the laws of its respective jurisdiction of incorporation (as more particularly set forth in Schedule 3.1.1 of the Orko Disclosure Letter), is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted and is in good standing with respect to the filing of annual returns or the equivalent. Orko and each of the Orko Subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of Orko or any Orko Subsidiary. True and complete copies of the constating documents of Orko and each Orko Subsidiary have been provided to Coeur and no amendments to such constating documents have been authorized.

3.1.2 Capitalization.

(a)

The authorized capital of Orko consists of an unlimited number of Orko Shares of which, as of the date hereof, 136,643,979 Orko Shares are issued and outstanding. No Orko Shares are held in treasury or authorized or reserved for issuance, other than upon the exercise of the Orko Options that are set forth in Schedule 3.1.2 of the Orko Disclosure Letter. All outstanding Orko Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of Orko and all applicable Laws. There are, and have been, no pre-emptive rights relating to the allotment or issuance of any of the issued and outstanding Orko Shares. As of the date hereof, all Orko Options outstanding are disclosed in Schedule 3.1.2 of the Orko Disclosure Letter, no Person other than Coeur under this Agreement has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of Orko or the purchase or other acquisition from Orko of any of its undertakings, business or assets.

(b)	There are no outstanding bonds, debentures or other evidences of indebtedness of Orko having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Orko Shares on any matter.

(c)	Orko has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

3.1.3 Authority and No Violation.

(a)	Orko has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by it in connection with the transactions contemplated herein, to perform its obligations hereunder and, subject to obtaining the approval of the holders of Orko Shares and the Court as contemplated by Article 2, to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and such other documents by Orko and the consummation by Orko of the transactions contemplated by this Agreement (including the Arrangement) and such other documents have been duly authorized by the Orko Board and no other corporate proceedings on their part are necessary to authorize this Agreement or the transactions contemplated hereby, other than:

(i)	with respect to the Orko Circular and other matters relating solely thereto, including the implementation of the Arrangement, the approval of the Orko Board; and

(ii)	with respect to the completion of the Arrangement, the approval of the Arrangement Resolution by the Orko Securityholders and such other corporate proceedings of Orko as may be required by the Interim Order.

(b)	This Agreement has been duly executed and delivered by Orko and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by Orko in connection with the transactions contemplated herein will be duly executed and delivered by Orko and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

The approval of this Agreement and the other documents required to be executed by Orko in connection with the transactions contemplated herein, the execution and delivery by Orko of this Agreement and such other documents, and the performance by Orko of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i)	conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(A)	its notice of articles or articles or any other agreement or understanding with any party holding an ownership interest in Orko;

(B)	any resolutions of the Orko Board (or any committee thereof) or shareholders;

(C)	any applicable Laws, subject to obtaining the Antitrust Clearance and the any required approval of the TSX-V to the transactions contemplated herein; or

(D)	subject to obtaining any consent, approval, permit or acknowledgement which may be required thereunder in connection with the completion of the transactions herein contemplated, details of which are set forth in Schedule 3.1.3 of the Orko Disclosure Letter, any license or registration or any agreement, contract or commitment, written or oral, which Orko or any Orko Subsidiary is a party to or bound by or subject to;

(ii)	give rise to any right of termination or acceleration of indebtedness of Orko or any Orko Subsidiary, or cause any third party indebtedness of Orko or any Orko Subsidiary to come due before its stated maturity;

(iii)	except as would not, individually or in the aggregate, have a Material Adverse Effect on Orko, result in the imposition of any Encumbrance upon any of Orko’s assets or the assets of any of the Orko Subsidiaries, or restrict, hinder, impair or limit its or any of the Orko Subsidiaries’ ability to carry on their respective business as and where it is now being carried on or as and where it may be carried on in the future; or

(iv)	result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, or any increase in any Employee Benefits otherwise payable, or the acceleration of the time of payment, vesting or exercise of any Employee Benefits.

(d)	No consent, approval, order, registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by Orko or any Orko Subsidiary in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by Orko of the transactions contemplated hereby or thereby, other than:

(i)	any approvals required by the Interim Order;

(ii)	the Final Order;

(iii)	the Antitrust Clearance;

(iv)	any required approval of the TSX-V to the transactions contemplated herein;

(v)	the third party consents, approvals and notices listed in Schedule 3.1.3 of the Orko Disclosure Letter; and

(vi)	any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on Orko or the Business immediately after the Effective Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on Orko.

3.1.4 No Defaults. Neither Orko nor any Orko Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect on Orko.

3.1.5 Ownership of Orko Subsidiaries. Either Orko or one of the Orko Subsidiaries is the sole beneficial and registered owner of all of the issued and outstanding shares in the capital of each of the Orko Subsidiaries with good and marketable title thereto, free and clear of all Encumbrances. No person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of any Orko Subsidiary or the purchase or other acquisition from any Orko Subsidiary of any of its respective undertakings, business or assets.

3.1.6 No Other Shares. Other than the shares which Orko owns in the Orko Subsidiaries or which the Orko Subsidiaries own in each other, neither Orko nor any of the Orko Subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither Orko nor any of the Orko Subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither Orko nor any of the Orko Subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

3.1.7 Reporting Issuer; Public Documents.

(a)	Orko is a reporting issuer in Alberta and British Columbia and is not in default of any of its filing obligations under applicable Securities Laws and the Orko Shares are listed and posted for trading on the TSX-V.

(b)	Orko is in compliance in all material respects with the applicable corporate governance rules and regulations of the TSX-V.

(c)	No order ceasing, halting or suspending trading in securities of Orko or prohibiting the distribution of such securities has been issued to and is outstanding against Orko and no investigations or proceedings for such purposes are, to the knowledge of Orko, pending or threatened.

(d)	The documents contained in the Orko Information Record were, at their respective dates, true and correct in all material respects and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)	Orko has publicly disclosed in the Orko Information Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Orko. Orko has not filed any confidential material change report under applicable Securities Laws that at the date of this Agreement remains confidential.

(f)	Except as qualified by the disclosure in the Orko Information Record, and except as otherwise disclosed in writing to Coeur, Orko beneficially owns or leases the properties, business and assets or the interests in the properties, business or assets referred to in the Orko Information Record, no party is challenging or disputing Orko’s title to any such properties, business or assets and all agreements by which Orko holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated.

3.1.8 U.S. Securities Matters.

(a)	Orko is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(b)	Orko is not, nor has it ever been, an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended; and

(c)	Orko is not subject to the reporting requirements of the U.S. Exchange Act.

3.1.9 Financial Statements.

(a)	The 2012 Financial Statements and the 2011 Financial Statements have been, and all financial statements of Orko which are publicly disseminated by Orko in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP, applied on a basis consistent with prior periods and all applicable Laws and present fairly or will present fairly, in all material respects:

(i)	all the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of Orko and the Orko Subsidiaries, on a consolidated basis as at the respective dates thereof; and

(ii)	the revenues, earnings, results of operations and cash flows of Orko and the Orko Subsidiaries, on a consolidated basis for the respective periods covered thereby,

provided, however, that

(iii)	any interim financial statements of Orko in respect of any subsequent periods prior to the Effective Date will not contain all footnotes required under GAAP for annual financial statements.

(b)	To the knowledge of Orko as of the date of this Agreement:

(i)	there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Orko that are reasonably likely to adversely affect the ability of Orko to record, process, summarize and report financial information; and

(ii)	there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Orko.

(c)	Since October 31, 2011, neither Orko nor any of the Orko Subsidiaries nor, to Orko’s knowledge, any director, officer, employee, auditor, accountant or representative of Orko or any of the Orko Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Orko or any of the Orko Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Orko or any of the Orko Subsidiaries has engaged in questionable accounting or auditing practices.

(d)	Orko has no knowledge of any material adjustments, potential liabilities or obligations, which individually or in the aggregate have not been reflected in the 2012 Financial Statements, other than liabilities, indebtedness and obligations incurred by Orko and/or the Orko Subsidiaries in the ordinary course of business, or as contemplated in this Agreement or as disclosed in Schedule 3.1.9 of the Orko Disclosure Letter.

(e)	Schedule 3.1.9 of the Orko Disclosure Letter sets forth a complete and accurate list of all intercompany indebtedness between and among Orko and the Orko Subsidiaries.

3.1.10 Business Carried on in Ordinary Course. The Business has been carried on in the ordinary course since October 31, 2011 and since such date:

(a)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to Orko;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Material Adverse Effect with respect to Orko has been incurred;

(c)	there has been no damage, destruction or loss of any material tangible assets, whether covered by insurance or not, that could reasonably be expected to have a Material Adverse Effect on Orko;

(d)	there has been no increase in the salary, other cash compensation or other Employee Benefits payable or to become payable by Orko or any Orko Subsidiary to any of its respective officers, directors, employees or advisors, other than in the ordinary course of business, and there has been no declaration, payment or commitment or obligation of any kind for the payment or granting by Orko or any Orko Subsidiary of a bonus, stock option or other additional salary or compensation to any such Person, or any grant to any such Person of any increase in severance or termination pay, nor has Orko or any Orko Subsidiary agreed to do any of the foregoing;

(e)	there has not been any redemption, repurchase or other acquisition of Orko Shares by Orko, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Orko Shares;

(f)	there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(g)	neither Orko nor any Orko Subsidiary has acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or incurred or committed to incur capital expenditures in excess of $100,000 in the aggregate, as of the date hereof, nor has Orko or any Orko Subsidiary agreed to do any of the foregoing;

(h)	neither Orko nor any Orko Subsidiary has entered into any Material Agreement or amended, modified, relinquished, terminated or failed to renew any Material Agreement;

(i)	neither Orko nor any Orko Subsidiary has made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise) except for the conversion to IFRS and the change to investment accounting for Proyectos Mineros La Preciosa, SA de CV; and

(j)

there has been no waiver by Orko or any Orko Subsidiary or agreement to waive, any right of substantial value and neither Orko nor any Orko Subsidiary has entered into any commitment or transaction not in the ordinary course of business where such right, commitment or transaction is or would be material in relation to Orko or the Business.

3.1.11 Partnerships or Joint Ventures. Neither Orko nor any Orko Subsidiary is a partner or participant in any partnership, joint venture, profit-sharing arrangement or other business combination of any kind and is not party to any agreement under which it agrees to carry on any part of its Business or any other activity in such manner or by which it agrees to share any revenue or profit with any other Person.

3.1.12 Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect with respect to Orko:

(a)	all rentals, royalties, overriding royalty interests, production payments, net profit interests, burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Orko or the Orko Subsidiaries have been:

(i)	duly paid;

(ii)	duly performed; or

(iii)	provided for,

prior to the date hereof;

(b)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Orko or any of the Orko Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business; and

(c)	to the knowledge of Orko, as of the date of this Agreement there are no operational, geotechnical, geochemical or structural issues, social conflicts or limitations to surface rights, relating to the exploration and development of Orko’s Mineral Rights that, individually or in the aggregate, may be reasonably expected to result in a Material Adverse Effect with respect to Orko.

3.1.13 Minute Books and Corporate Records. The minute and record books of Orko and each of the Orko Subsidiaries contain complete and accurate minutes in all material respects of all meetings of, and copies of all resolutions passed by, or consented to in writing by, its directors (and any committees thereof) and shareholders since its incorporation, all such meetings were duly called and held and all such resolutions were duly passed or enacted. The share certificate books, registers of shareholders, registers of transfers, registers of directors, registers of holders of Debt Instruments and other corporate registers of Orko and each Orko Subsidiary are complete and accurate in all material respects. Other than the Shareholder Rights Plan, neither Orko nor any Orko Subsidiary is a party to or bound by or subject to any shareholder agreement or unanimous shareholder agreement governing its affairs or the relationships, rights and duties of shareholders and is not subject to a shareholder rights plan or “poison pill” or similar plan.

3.1.14 Accuracy of Books and Records. The financial books and records of Orko and each of the Orko Subsidiaries fairly and correctly set out and disclose in all material respects, in accordance with GAAP, its financial position as at the date hereof and all material financial transactions have been accurately recorded in such books and records on a consistent basis and in conformity with GAAP. All records, systems, controls, data or information (including any digital, electronic, mechanical, photographic or other technological process or device whether computerized or not) required to operate the Business are in the full possession and control of and are owned exclusively by Orko or the Orko Subsidiaries.

3.1.15 Guarantees. Neither Orko nor any Orko Subsidiary is a party to or bound by or subject to any Guarantee of the indebtedness of any other Person.

3.1.16 Interested Persons.

(a)	No payment has been made or authorized by Orko or any Orko Subsidiary to or for the benefit of any person who was at the applicable time an Interested Person, except Employee Benefits, management or other fees payable in the ordinary course of business and at the regular rates or as reimbursement of expenses incurred on behalf of Orko or any Orko Subsidiary.

(b)	neither Orko nor any Orko Subsidiary is a party to or bound by or subject to any agreement, contract or commitment with any Interested Person, except for contracts of employment or contracts of service with independent contractors;

(c)	neither Orko nor any Orko Subsidiary has any loan or indebtedness outstanding (except for obligations incurred in the ordinary course of business with respect to Employee Benefits, management or other fees and the reimbursement of expenses incurred on behalf of Orko or such Orko Subsidiary) to any Interested Person;

(d)	no Interested Person owns, directly or indirectly, in whole or in part, any property used in the operation of the Business as heretofore carried on; and

(e)	no Interested Person has any cause of action or other claim whatsoever against, or owes any amount to, Orko or any Orko Subsidiary, except for any claims in the ordinary course of business such as claims for accrued vacation pay and accrued benefits under the Employee Benefits.

3.1.17 Employment and Employee Benefit Matters.

(a)

As at the date hereof, Orko and the Orko Subsidiaries had an aggregate of 46 full time and part time employees, and an aggregate of 21 independent contractors or other non-employees who supply their services under personal services contracts (whether written or oral). The names and positions of each executive officer of Orko and each other Person who receives, directly or indirectly, in excess of

$50,000 in annual compensation from Orko or any Orko Subsidiary are set forth and described in Schedule 3.1.17 of the Orko Disclosure Letter.

(b)	Except as set forth and described in Schedule 3.1.17 of the Orko Disclosure Letter:

(i)	neither Orko nor any Orko Subsidiary is a party to or bound by or subject to any agreement or arrangement with respect to Employee Benefits and no such agreement or arrangement contains any specific provision as to notice of termination of employment or severance pay in lieu thereof;

(ii)	neither Orko nor any Orko Subsidiary has any obligations to amend any Employee Benefit and no amendments will be made or promised prior to the Effective Date, except with the prior written consent of Coeur;

(iii)	all obligations of Orko and the Orko Subsidiaries as of October 31, 2012 with respect to Employee Benefits are reflected in and have been fully accrued in the 2012 Financial Statements;

(iv)	neither Orko nor any Orko Subsidiary is a party to or bound by or subject to any collective bargaining agreement or other similar arrangement with any labour union or employee association nor has it made any commitment to or conducted any negotiation or discussion with any labour union or employee association with respect to any future agreement or arrangement and, to the knowledge of Orko, there is no current application for certification or other attempt to organize or establish any labour union or employee association with respect to employees of Orko or any Orko Subsidiary;

(v)	Orko and each of the Orko Subsidiaries has, in all material respects, complied with, and operated its Business in accordance with, all applicable Laws relating to employment and labour matters, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations matters;

(vi)	neither Orko nor any of the Orko Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Orko, threatened, or any litigation actual, or to the knowledge of Orko, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect with respect to Orko. To the knowledge of Orko, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Orko or any of the Orko Subsidiaries;

(vii)	except as set forth and described in Schedule 3.1.17 of the Orko Disclosure Letter, no Person will, as a result of the transactions contemplated hereby, become entitled to (A) any retirement, severance, bonus or other such payment, (B) the acceleration of the vesting or time to exercise of any outstanding stock options or other Employee Benefits (including the Orko Options), (C) the forgiveness or postponement of payment of any indebtedness owing to Orko or any Orko Subsidiary, or (D) receive any additional payments or compensation under or in respect of any Employee Benefits;

(viii)	all accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan, accrued wages, salaries and commissions and other Employee Benefits have been reflected in the books and records of Orko and the Orko Subsidiaries;

(ix)	all obligations and payments of Orko and each of the Orko Subsidiaries before a Governmental Entity such as the Instituto Mexicano del Seguro Social (IMSS), Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) and Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) are paid and up to date; and

(x)	no services agreement entered into by Orko or any Orko Subsidiary with an individual may be interpreted by a Governmental Entity as an employment relation subject to the payment of Instituto Mexicano del Seguro Social (IMSS), Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) and Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR).

3.1.18 Pension and Retirement Plans. Neither Orko nor any Orko Subsidiary sponsors or participates in any pension and/or retirement plan, whether a money purchase plan or a defined benefit plan or otherwise.

3.1.19 Debt Instruments. Except as set forth and described in Schedule 3.1.19 of the Orko Disclosure Letter, neither Orko nor any Orko Subsidiary is bound by or subject to:

(a)	any Debt Instrument; or

(b)	any agreement, contract or commitment to create, assume or issue any Debt Instrument;

and no Debt Instrument or Encumbrance which Orko or any Orko Subsidiary is bound by or subject to is dependent upon the Guarantee of or any security provided by any other Person.

3.1.20 Real Property. Except for the property set forth in Schedule 3.1.20 of the Orko Disclosure Letter (the “Orko Real Property”), neither Orko nor any Orko Subsidiary owns, has any interest in, or is a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property. Orko or the Orko Subsidiaries has good marketable title in fee simple to the Orko Real Property, free and clean of all

Encumbrances, easements or restrictions of any other kind. All buildings, structures, improvements and appurtenances situated on the Orko Real Property are in a good state of maintenance and repair and are adequate and suitable for the purposes for which they are currently being used. None of the buildings, structures, improvements or appurtenances located on the Orko Real Property (or any equipment therein), nor the operation or maintenance thereon, violates any restrictive covenant or any provision of any applicable Law or encroaches on any property owned by others. Orko and/or the Orko Subsidiaries are up to date in the payment of all local, state and/or federal taxes with respect to the Orko Real Property, including payments for the use of water and electricity. No Orko Real Property has any environmental damage (pasivo ambiental) pursuant to applicable Laws.

3.1.21 Leases and Leased Property.

(a)	Neither Orko nor any Orko Subsidiary is a party to or bound by or subject to nor has Orko or any Orko Subsidiary agreed or become bound to enter into, any lease or sublease or other right of occupancy relating to real property, whether as lessor or lessee, except for the Leases set forth and described in Schedule 3.1.21 of the Orko Disclosure Letter, copies of which have been provided to Coeur prior to the date hereof. Orko or the Orko Subsidiaries, as applicable, occupies and has the exclusive right to occupy and use all immovable Leased Property and has the exclusive right to use all movable Leased Property.

(b)	Each of the Leases is valid and subsisting and in good standing, all rental and other payments required to be paid by Orko or any Orko Subsidiary as lessee or sublessee and due and payable pursuant to the Leases have been duly paid to date and neither Orko nor any Orko Subsidiary is otherwise in default in meeting its obligations under any of the Leases and is entitled to all rights and benefits thereunder. No event exists which, but for the passing of time or the giving of notice, or both, would constitute a default by Orko or any Orko Subsidiary or, to the knowledge of Orko, any other party to any Lease and no party to any Lease is claiming any such default or taking any action purportedly based upon any such default.

3.1.22 Insurance.

(a)	Orko has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. Schedule 3.1.22 sets out a complete and accurate list of all policies and other forms of insurance (collectively, “Insurance Policies”) held by Orko and the Orko Subsidiaries.

(b)	Each Insurance Policy is in full force and effect in accordance with its terms, no notice of cancellation or termination has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder. Orko has not received notice of any fact, condition or circumstance which might reasonably form the basis of any claim against Orko or any Orko Subsidiary which is not fully covered by insurance (subject to standard deductibles) maintained by it and which would reasonably be expected to have a Material Adverse Effect.

(c)	There are no outstanding claims under any Insurance Policy in excess of $25,000 and, to the knowledge of Orko, no fact, condition or circumstance which might reasonably form the basis of any claim in excess of $25,000.

(d)	All premiums payable prior to the date hereof under such Insurance Policies have been paid and neither Orko nor any of the Orko Subsidiaries has failed to make a claim thereunder on a timely basis. There has been no denial of a material claim and no material claim has been disputed by Orko’s insurers in the past or present.

3.1.23 Material Agreements. Except for the Material Agreements listed and described in Schedule 3.1.23 of the Orko Disclosure Letter, as of the date of this Agreement neither Orko nor any Orko Subsidiary is a party to or bound by or subject to any of the following:

(a)	any continuing contract for the purchase of materials, supplies, equipment or services involving, in the case of any such contract, more than $100,000 over the life of the contract;

(b)	any contract that expires, or may be renewed at the option of any Person other than Orko or any Orko Subsidiary so as to expire, more than one year after the date of this Agreement;

(c)	any Debt Instrument;

(d)	any contract for capital expenditures in excess of $100,000 in the aggregate;

(e)	any contract limiting the right of Orko or any Orko Subsidiary to engage in any line of business or to compete with any other Person;

(f)	any confidentiality, secrecy or non-disclosure contract other than confidentiality agreements substantially in the form provided to Coeur’s counsel on or before the date hereof, and Orko further represents that it has not received any confidential information under any such agreement;

(g)	any agreement or contract by virtue of which any of the Mineral Rights of Orko or any Orko Subsidiary were acquired or constructed or are held by Orko or the Orko Subsidiaries or pursuant to which the construction, ownership, operation, exploration, exploitation, extraction, development, production, transportation, refining or marketing of such Mineral Rights are subject or which grant rights which are or may be used in connection therewith;

(h)	any contract pursuant to which Orko or any Orko Subsidiary leases any real property;

(i)	any contract pursuant to which Orko or any Orko Subsidiary leases any personal property involving payments by Orko or any Orko Subsidiary in excess of $25,000 annually or involving rights or obligations which cannot be terminated without penalty on less than three months’ notice;

(j)	any contract with any Interested Person;

(k)	any Guarantee;

(l)	any hedges, swaps or other like financial instruments;

(m)	any employment contracts with employees and service contracts with independent contractors providing for annual compensation over $100,000 or any agreements with any executive officer;

(n)	any agreement to indemnify, hold harmless or defend any other Person with respect to any assertion of personal injury, damage to property, misappropriation or violation or warranting the lack thereof; and

(o)	any other agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment which is or would reasonably be expected to be material to the Business, properties, assets, operations, condition (financial or otherwise) or prospects of Orko or any of the Orko Subsidiaries;

whether written or oral, and of any nature or kind whatsoever.

3.1.24 No Breach of Material Agreements. Orko and each of the Orko Subsidiaries has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Material Agreement to which it is a party. Each of the Material Agreements is: (i) enforceable by Orko or an Orko Subsidiary, as applicable, in accordance with its terms (subject to any limitation under bankruptcy, insolvency or other Laws affecting creditors’ rights generally and to general principals of equity); (ii) in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to Orko or any Orko Subsidiary or, to Orko’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would (A) become a default or event of default under any Material Agreement, or (B) result in the loss or expiration of any right or option by Orko or any Orko Subsidiary (or the gain thereof by any third party) under any Material Agreement. Orko has delivered a true, correct and complete copy of each of the Material Agreements to Coeur.

3.1.25 Relationships with Customers, Suppliers, Distributors, Service Providers and Sales Representatives. Orko has not received any written (or to the knowledge of Orko other) notice that any customer, supplier, distributor, service provider or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Orko or any Orko Subsidiary, and, to the knowledge of Orko, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

3.1.26 Third Party Consents. None of the Material Agreements requires a consent or approval of the other party thereto to the Arrangement or other transactions contemplated hereby.

3.1.27 Legal Proceedings. There are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of Orko or any Orko Subsidiary) in progress, pending, or to the knowledge of Orko, threatened, against or affecting Orko or any Orko Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of Orko or any Orko Subsidiary which relate to the Business, affairs, assets or operations of Orko), at law or in equity, or before or by any Tribunal. There is no judgment, decree, injunction, ruling, order or award of any Tribunal outstanding against or affecting Orko or any Orko Subsidiary. Orko is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success, and does not have any present plans or intentions to initiate any litigation, arbitration or other proceedings against any third party.

3.1.28 Banking Information. Schedule 3.1.28 of the Orko Disclosure Letter sets forth and describes:

(a)	the name and location (including municipal address) of each bank, trust company or other institution in which Orko or any Orko Subsidiary has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto; and

(b)	the name of each Person holding a general or special power of attorney from Orko or the applicable Orko Subsidiary and a summary of the terms thereof.

3.1.29 Tax Matters.

(a)	Save for the requirement to file Tax Returns in respect of income taxes for the current taxation year (which return is not yet due), and any income Tax Return which is required to be filed as a result of or in connection with the transactions contemplated herein, Orko and each of the Orko Subsidiaries has duly filed in the prescribed manner and within the prescribed time all Tax Returns required to be filed by it on or before the date hereof with any taxing or regulatory authority to which it is subject and each such Tax Return was complete and accurate at the time filed.

(b)	Orko and each of the Orko Subsidiaries has paid all Taxes that are due and payable by it, and any interest, penalties and fines in connection therewith, properly due and payable, and has paid all of same in connection with all known assessments, reassessments and adjustments.

(c)	Each of Orko and the Orko Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including all goods and services, harmonized sales, value added, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it.

(d)

Except as set forth in the 2012 Financial Statements, there are no Taxes or fines in respect of Taxes claimed by any Governmental Entity against Orko or any Orko Subsidiary or which are known to Orko to be due and owing by Orko or any Orko Subsidiary and, to the knowledge of Orko, there are no pending or threatened reassessments by any Governmental Entity in respect of Taxes owing by Orko or any Orko Subsidiary, and there are no matters of dispute or under discussion with any Governmental Entity relating to Taxes or fines in respect of Taxes asserted by such Governmental Entity against Orko or any Orko Subsidiary.

(e)	The 2012 Financial Statements fully reflect accrued liabilities as at October 31, 2012 for all Taxes which were not yet then due and payable and for which Tax Returns were not yet then required to be filed. There are no actions, suits, investigations or proceedings and no assessment, reassessment or request for information in progress, pending or, to the knowledge of Orko, threatened against or affecting Orko in respect of Taxes nor are any issues under discussion with any taxing authority relating to any matters which could result in claims for additional Taxes.

(f)	There are no agreements, waivers or other arrangements made by Orko or any Orko Subsidiary providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by Orko or any Orko Subsidiary.

(g)	Orko and each of the Orko Subsidiaries has withheld the amount of all Taxes and other deductions required under any applicable Laws to be withheld from each payment made by it and has paid all amounts withheld which are due and payable before the date hereof and all installments of Taxes which are due and payable before the date hereof to the relevant taxing or other authority within the time prescribed under any applicable Laws.

3.1.30 Compliance with Applicable Laws. Orko and each of the Orko Subsidiaries has conducted and is conducting its Business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its Business is carried on, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its Business, so as to enable its Business to be carried on as now conducted and its property and assets to be so owned or leased. Neither Orko nor any Orko Subsidiary has received notice of any violation of applicable Laws in any jurisdiction. Schedule 3.1.30 of the Orko Disclosure Letter sets out a complete and accurate list of all material licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or similar type) relating to the Business (the “Licenses”), and there are no other material licenses, permits, approvals, consents, certificates, registrations, or authorizations, necessary to carry on its Business as presently carried on or to own or lease any of the property or the assets utilized by Orko or any Orko Subsidiary except where the lack of grant of such would not have a Material Adverse Effect on Orko. Each License is valid and subsisting and in good standing and there is no default or breach of any License and, to the best of the knowledge of Orko, no proceeding is pending or threatened to revoke or limit any License. No License is non-renewable, expires within 12 months or contains any burdensome term, provision, condition or limitation which has or could have a Material Adverse Effect on Orko or the Business or requires the consent, approval, permit or acknowledgement of any Person in connection with the completion of the transactions herein contemplated.

3.1.31 No Business Restrictions. There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which Orko or any Orko Subsidiary is party or which is otherwise binding upon Orko or any Orko Subsidiary which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of Orko or such Orko Subsidiary, any acquisition of property (tangible or intangible) by Orko or such Orko Subsidiary or the conduct of business by Orko or such Orko Subsidiary, as currently conducted or proposed to be conducted.

3.1.32 Liabilities. There are no material liabilities of Orko or any Orko Subsidiary of any kind (whether accrued, absolute, contingent or otherwise and whether matured or unmatured) existing on the date hereof except for:

(a)	liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the 2012 Financial Statements;

(b)	liabilities disclosed or referred to in this Agreement;

(c)	liabilities incurred in the ordinary course of business and attributable to the period since October 31, 2012, none of which, individually or in the aggregate, has a Material Adverse Effect on Orko; and

(d)	liabilities incurred in connection with this Agreement or the transactions contemplated in this Agreement.

3.1.33 Condition and Sufficiency of Assets. All facilities, machinery and equipment owned or used by Orko and each of the Orko Subsidiaries are in good operating condition and in a state of good repair and maintenance, reasonable wear and tear excepted. Schedule 3.1.33 of the Orko Disclosure Letter lists all assets and property owned or leased by Orko or the Orko Subsidiaries with a value of $25,000 or more. Orko or the Orko Subsidiaries own or lease all of the property and assets used in or necessary for the conduct of the Business as it is currently being conducted with good and marketable title to all property and assets which are owned by Orko or any Orko free and clear of any and all Encumbrances. There has not been any significant interruption of operations, supplies, access or services by contractors of the Business due to inadequate maintenance of any of the property or assets owned and used by Orko or any Orko Subsidiary.

3.1.34 Environmental

(a)

The operation of the Business by Orko and each of the Orko Subsidiaries, the property and assets owned or used by Orko and the Orko Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Laws (except where non-compliance would not have a Material Adverse Effect in respect of Orko). Each of Orko and the Orko Subsidiaries have complied with all reporting and monitoring requirements under all Environmental Laws (except where non-compliance would not have a Material Adverse Effect in respect of Orko). Neither Orko nor any of the Orko Subsidiaries has received any notice of any non-compliance with any Environmental Laws or Environmental Permits, and none of Orko or any of the Orko Subsidiaries have been convicted of an offence of non-compliance with any Environmental Laws or Environmental Permits or been fined or otherwise sentenced or settled such prosecution short of conviction. There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter existing or pending, or to the best knowledge of Orko, threatened, relating to the property or assets owned or used by Orko or any of the Orko Subsidiaries, relating in any way to any Environmental Laws.

(b)	Orko and each of the Orko Subsidiaries has obtained all Environmental Permits necessary to conduct its Business and to own, use and operate its properties and assets, all such Environmental Permits are in effect, no appeal or other action is pending to revoke any such Environmental Permit and the operation of the Business of Orko and each of the Orko Subsidiaries, the property and assets owned by Orko and each of the Orko Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Permits. To the extent required by applicable Environmental Laws, Orko and each of the Orko Subsidiaries has filed all applications necessary to renew or obtain any necessary permits, licenses, or authorizations in a timely fashion so as to allow it to continue to operate its Business in compliance with applicable Environmental Laws, and Orko does not expect such new or renewed licenses, permits or other authorizations to include any terms or conditions that will have a Material Adverse Effect in respect of Orko.

(c)	Orko and each of the Orko Subsidiaries has, at all times, used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in compliance with all Environmental Laws and Environmental Permits.

(d)	Neither Orko nor any of the Orko Subsidiaries is, and, to the knowledge of Orko, there is no reasonable basis upon which Orko or any of the Orko Subsidiaries could become, responsible for any material clean up or corrective action under any Environmental Laws. All audits, assessments, reports and studies with respect to environmental matters relating to Orko or any of the Orko Subsidiaries have been referenced in Schedule 3.1.34 of the Orko Disclosure Letter.

(e)	There are no past or present (or, to the best of Orko’s knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance by Orko and each of the Orko Subsidiaries with the Environmental Laws as in effect on the date hereof or which may give rise to any common law or legal liability under the Environmental Laws, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, notice of violation, study or investigation, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling, or the Release or threatened Release into the indoor or outdoor environment by Orko or any of the Orko Subsidiaries of any Hazardous Substances.

(f)	There are no surface rights, Leases, real property or other assets or rights of Orko or any Orko Subsidiary that are affected by a federally protected ecological area in Mexico.

3.1.35 Mineral Rights

(a)	Schedule 3.1.35 of the Orko Disclosure Letter provides a complete list and description of all of the Mineral Rights of Orko and each of the Orko Subsidiaries.

(b)	Orko or one of the Orko Subsidiaries is the sole legal and beneficial owner of all right, title and interest to the Mineral Rights set out in Schedule 3.1.35 of the Orko Disclosure Letter, free and clear of any Encumbrances.

(c)	Orko and each of the Orko Subsidiaries has conducted and is conducting its respective Business in accordance with good mining industry practices and in compliance with all applicable Laws, and, in particular, all applicable licensing and Environmental Laws or other lawful requirements of any Governmental Entities applicable to it in each jurisdiction in which it carries on Business.

(d)	The Mineral Rights of Orko and each of the Orko Subsidiaries have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(e)	To the best of Orko’s knowledge, the Mineral Rights set out in Schedule 3.1.35 of the Orko Disclosure Letter are in good standing under applicable Law and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, royalties, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof will at the Effective Time have been made.

(f)	The Mineral Rights of Orko and each of the Orko Subsidiaries have been operated and maintained in a manner consistent with prudent practices in the mining industry and in compliance with all applicable Laws and all orders of all Governmental Entities having jurisdiction over the same.

(g)	Neither Orko nor any of the Orko Subsidiaries has elected or refused to participate in any exploration, development or other operations with respect to its Mineral Rights which has or may give rise to any penalties, forfeitures or reduction of its interest by virtue of any conversion or other alteration occurring under the title and operating documents which govern Orko’s or the Orko Subsidiaries’ Mineral Rights.

(h)	No Interested Person or any party not at arm’s length to Orko or any Orko Subsidiary owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrance of any nature whatsoever which is based on production from its properties or assets or any revenue or rights attributed thereto.

(i)

Orko is not aware of any defects, failures or impairments in the title of Orko or the Orko Subsidiaries to any of their respective Mineral Rights whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect in respect of Orko.

(j)	Orko and each of the Orko Subsidiaries has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by Orko or any Orko Subsidiary under any agreement pertaining to their respective Mineral Rights or to their other respective assets or properties and each such lease, contract or other agreement is enforceable and in full force and effect.

(k)	Subject to the rights, covenants, conditions and stipulations in the title documents and any agreement pertaining to its assets or properties (including the Mineral Rights of Orko and the Orko Subsidiaries) and on the lessee’s or holder’s part thereunder to be paid or performed and observed, Orko and each of the Orko Subsidiaries may enter into and upon, hold and enjoy its respective property and assets (including its respective Mineral Rights) for the remainder of their respective terms and all renewals or extensions thereof for its own use and benefit without any lawful interruption of or by any other person whomsoever claiming by, through or under Orko or any Orko Subsidiary.

(l)	Orko has full and free access to all lands comprising its Mineral Rights and full and free access to all lands necessary in order to exploit such Mineral Rights and such lands are not protected by a federally protected ecological area or by a sacred, indigenous or religious ban or limitation in Mexico.

(m)	Neither Orko nor any of the Orko Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Orko or an Orko Subsidiary in any of its Mineral Rights.

(n)	All mines located in or on the lands of Orko or any of the Orko Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Orko or any of its Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all material future abandonment, remediation and reclamation obligations known to Orko as of the date hereof have been accurately set forth in the Orko Information Record without omission of information necessary to make the disclosure not misleading.

3.1.36 Mineral Resources. The mineral resources for the Mineral Rights in which Orko or the Orko Subsidiaries hold an interest, as set forth in the Orko Information Record, were prepared in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources or mineralized material of Orko and the Orko Subsidiaries, taken as a whole, from the amounts set forth in the Orko Information Record. The information provided by Orko to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. All information regarding the Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed at Law, has been disclosed in the Orko Information Record on or before the date hereof.

3.1.37 Intellectual Property.

(a)	Schedule 3.1.37 sets out all trade-marks, service marks and trade names used by Orko and the Orko Subsidiaries in connection with the Business.

(b)	Orko or the Orko Subsidiaries owns or has the valid right to use all trade-marks, service marks, and trade names used by Orko and the Orko Subsidiaries in connection with the Business.

(c)	To the knowledge of Orko, the operation of the Business does not infringe or misappropriate the intellectual property rights of any Person, violate the rights of any Person (including rights to privacy or publicity) or constitute unfair competition or trade practices under the Laws of any jurisdiction in which Orko or any Orko Subsidiary carries on business.

3.1.38 Advisory Fees; Third Party Expenses. Except for the accountants, lawyers and investment bankers of Orko retained to negotiate, advance, carry out and complete the transactions contemplated herein, there is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of Orko, any Orko Subsidiary or any of their respective directors, officers or shareholders who might be entitled to any fee, commission or reimbursement of expenses from Orko or any Orko Subsidiary upon consummation of the transactions contemplated by this Agreement. Schedule 3.1.38 of the Orko Disclosure Letter sets forth a reasonable estimate of all Third Party Expenses which are reasonably expected to be incurred by Orko and the Orko Subsidiaries in connection with the negotiation and implementation of the terms and conditions of this Agreement and the transactions contemplated hereby and Orko agrees that it will not incur or agree to incur any expenses in excess of the estimated amounts set forth in Schedule 3.1.38 of the Orko Disclosure Letter by more than $375,000 without the prior consent of Coeur, acting reasonably.

3.1.39 Corrupt Practices. Neither Orko nor any of the Orko Subsidiaries has, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction; or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Criminal Code (Canada), Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other Law of any relevant jurisdiction covering a similar subject matter applicable to Orko or any of the Orko Subsidiaries and their respective operations and Orko and the Orko Subsidiaries have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such Laws.

3.1.40 Non-Governmental Organizations and Community Groups. No material dispute between Orko or any of the Orko Subsidiaries and any non-governmental organization, community, community group, ejido, aboriginal peoples, aboriginal group, sacred or religious group exists or, to the best of Orko’s knowledge, is threatened or imminent with respect to any of Orko’s or any of the Orko Subsidiaries’ properties or exploration activities. Orko has provided Coeur and Coeur’s representatives with full and complete access to all material correspondence received by Orko, the Orko Subsidiaries or their representatives from any non-governmental organization, community, community group, ejido, aboriginal peoples or aboriginal group.

3.1.41 Expropriation. No property or asset of Orko or any of the Orko Subsidiaries (including any Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Orko, is there an intent or proposal to give such notice or to commence such proceeding.

3.1.42 Competition Act (Canada). As determined in accordance with the Competition Act (Canada):

(a)	as of October 31, 2011, Orko and the Orko Subsidiaries did not own assets in Canada with an aggregate value in excess of $77,000,000; and

(b)	the gross revenues from sales in or from Canada generated from the assets of Orko and the Orko Subsidiaries in Canada did not exceed $77,000,000 for the fiscal year ended October 31, 2011.

3.1.43 Full Disclosure. The Orko Information Record, the Orko Datasite Information and the Orko Disclosure Letter taken together disclose all material facts related to Orko, the Orko Subsidiaries and their respective businesses, financial conditions, assets, liabilities and operations, and no representation or warranty of Orko contained in this Agreement, no statement of Orko contained in the Orko Disclosure Letter or in any certificate furnished to Coeur pursuant to any provision of this Agreement and no information included in the Orko Datasite Information, taken together with the Orko Information Record, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein true in any material respect.

3.1.44 Fairness Opinion and Recommendation. As of the date hereof:

(a)	BMO Nesbitt Burns Inc. and GMP Securities LP has each delivered an opinion to the Orko Board, each to the effect that as of the date of such opinion, subject to the scope of review, assumptions and limitations described in such opinions, that the consideration payable under the Arrangement is fair from a financial point of view to the Orko Shareholders (other than Coeur and its affiliates);

(b)	the Orko Board has determined, after receiving financial and legal advice, that the Arrangement is fair to the Orko Shareholders (other than Coeur and its affiliates) and in the best interests of Orko;

(c)	the Orko Board has decided to recommend that the Orko Securityholders vote in favour of the Arrangement Resolution; and

(d)	all of Orko’s directors have advised Orko that they intend to vote the Orko Securities held by them in favour of the Arrangement and will, accordingly, so represent in the Orko Circular.

3.1.45 Other Negotiations. None of Orko, any Orko Subsidiary or, to the knowledge of Orko, any of their respective directors, officers or shareholders (nor any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of Orko or any Orko Subsidiary or at their respective direction) (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving Orko or any Orko Subsidiary which could reasonably be expected to result in any of Coeur, Orko, any Orko Subsidiary or any of their respective officers, directors, employees, agents or shareholders being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

3.1.46 Disclosure. As of the date hereof, the representations and warranties of Orko contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement, including the Orko Disclosure Letter, are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to Coeur.

3.1.47 First Majestic Agreement. Orko has complied with all of the terms and conditions of the First Majestic Agreement, and has performed all of the obligations required to be performed by it thereunder, and at the time of termination thereof was not in breach of such agreement or in default thereunder. The Termination Payment (as defined in the First Majestic Agreement) has been paid in accordance with the terms of the First Majestic Agreement and the First Majestic Agreement has been terminated in accordance with its terms and Orko has no further obligations or any liability under such agreement.

3.2 Representations and Warranties of Coeur. Except as disclosed in the Coeur Disclosure Letter (which, except as expressly stated therein, shall make reference to the applicable section below in respect of which such qualification is being made), Coeur represents and warrants to and in favour of Orko as follows and acknowledges that Orko is relying upon such representations and warranties in connection with the entering into of this Agreement and the transactions herein contemplated:

3.2.1 Incorporation and Organization. Each of Coeur and Subco has been duly incorporated under the laws of its respective jurisdiction of incorporation, is validly existing, has full corporate or legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted, and is in good standing under the laws of the jurisdiction of incorporation. Coeur is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of Coeur or Subco.

3.2.2 Capitalization. The authorized share structure of Coeur consists of (i) 150,000,000 Coeur Shares, of which, as of February 8, 2013, 90,429,749 Coeur Shares were issued and outstanding (including 229,746 Coeur Restricted Shares) and (ii) 10,000,000 Coeur Preferred Shares, of which, as of February 8, 2013 no Coeur Preferred Shares were outstanding. Except for (a) Coeur’s 3.25% Convertible Senior Notes due 2018, which are convertible under certain circumstances at the holder’s option at a conversion ratio of 17.60254 Coeur Shares per U.S.$1,000 principal amount of the notes and (b) the Coeur Share Awards, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating Coeur to issue or sell any shares or securities or obligations of any kind convertible into or exchangeable for any shares of Coeur. Other than (a) 856,504 Coeur Shares reserved for issuance with respect to Coeur’s 3.25% Convertible Senior Notes due 2018, (b) an aggregate of 904,366 Coeur Shares subject to or otherwise deliverable in connection with the exercise or settlement of outstanding Coeur Share Awards,(c) any Coeur Shares reserved for issuance with respect to the Arrangement, (d) 2,381 Coeur Shares reserved for issuance under Coeur’s previously announced and completed reverse stock split, (e) 2,771,101 Coeur Shares reserved for issuance under Coeur’s 2003 executive compensation plan and (f) 5,887 Coeur Shares reserved for issuance under Coeur’s 1995 directors option plan, no Coeur Shares are held in treasury or authorized or reserved for issuance. Other than Coeur’s 3.25% Convertible Senior Notes due 2018, there are no outstanding bonds, debentures or other evidences of indebtedness of Coeur having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Coeur Shares on any matter. The Coeur Shares and the Coeur Warrants to be issued pursuant to the Arrangement and the Coeur Shares underlying the Coeur Warrants to be issued upon the exercise of the Coeur Warrants will, when issued and delivered be duly and validly issued by Coeur on their respective dates of issue as fully paid and non-assessable securities and will not be issued in violation of the terms of any agreement or other understanding binding upon Coeur at the time that such securities are issued and will be issued in compliance with the constituent documents of Coeur and all applicable Laws.

3.2.3 Authority and No Violation.

(a)	Each of Coeur and Subco has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Coeur and Subco and the consummation by each of Coeur and Subco of the transactions contemplated by this Agreement have been duly authorized by its respective board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby other than the approval by its respective board of directors of other matters (if any) relating solely to the implementation of the Arrangement (and for greater certainty, the issuance of the Coeur Shares and the Coeur Warrants pursuant to the Arrangement and the Coeur Shares underlying the Coeur Warrants does not require the approval of any securityholders of Coeur pursuant to applicable Laws or stock exchange policies, including the policies of the TSX or the NYSE).

(b)	This Agreement has been duly executed and delivered by each of Coeur and Subco and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by Coeur or Subco in connection with the transactions contemplated herein will be duly executed and delivered by Coeur or Subco, as applicable, and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	The approval of this Agreement and the other documents required to be executed by each of Coeur and Subco in connection with the transactions contemplated herein, the execution and delivery by each of Coeur and Subco of this Agreement and such other documents, the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i)	conflict with, result in a violation or breach of, constitute a default, or require any consent (other than such as has already been obtained) to be obtained under, or give rise to any termination rights or payment obligation under any provision of:

(A)	with respect to Coeur, its articles of incorporation or bylaws, or with respect to Subco, its notice of articles or articles;

(B)	any resolutions of its board of directors (or any committee thereof) or shareholders;

(C)	any applicable Laws subject to obtaining authorization for the listing of the Coeur Shares and the Coeur Warrants issuable in connection with the Arrangement and the Coeur Shares underlying the Coeur Warrants on the TSX and the NYSE and obtaining the Antitrust Clearance; or

(D)	any material contract, agreement, license, franchise or permit to which it is party or by which it is bound;

(ii)	give rise to any right of termination or acceleration of indebtedness of Coeur, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(iii)	except as would not, individually or in the aggregate, have a Material Adverse Effect on Coeur, result in the imposition of any Encumbrance upon any of its assets or the assets of any of the Coeur Material Subsidiaries, or restrict, hinder, impair or limit its ability to carry on its business as and where it is now being carried on or as and where it may be carried on in the future.

(d)	No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or other Person is required to be obtained by Coeur or Subco in connection with the execution and delivery of this Agreement or the consummation by Coeur and Subco of the transactions contemplated hereby other than:

(i)	obtaining authorization for listing of the Coeur Shares and the Coeur Warrants issuable in connection with the Arrangement and the Coeur Shares underlying the Coeur Warrants on the TSX and the NYSE;

(ii)	any approvals required by the Interim Order;

(iii)	the Final Order;

(iv)	the Antitrust Clearance; and

(v)	any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on Coeur immediately after the Effective Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on Coeur.

3.2.4 No Defaults. Neither Coeur nor any Coeur Material Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect on Coeur.

3.2.5 Ownership of Coeur Subsidiaries. Other than Empresa Minera Manquirim S.A., for which Coeur has a 99.8% ownership percentage, Coeur or one or more of the Coeur Material Subsidiaries is the sole beneficial and registered owner of all of the outstanding shares in the capital of Subco and each of the Coeur Material Subsidiaries, with good and marketable title thereto, free and clear of all Encumbrances. No person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of Subco or any of the Coeur Material Subsidiaries or the purchase or other acquisition from any of the Coeur Material Subsidiaries of any of their undertakings, business or assets.

3.2.6 Reporting Issuer; Public Documents.

(a)	Coeur is a reporting issuer in British Columbia, Alberta and Ontario and is not in default of any of its filing obligations under applicable Securities Laws and the Coeur Shares are listed and posted for trading on the TSX and the NYSE.

(b)	Coeur is in compliance in all material respects with the applicable corporate governance rules and regulations of the TSX and the NYSE.

(c)	No order ceasing, halting or suspending trading in securities of Coeur or prohibiting the distribution of such securities has been issued to and is outstanding against Coeur and no investigations or proceedings for such purposes are, to the knowledge of Coeur, pending or threatened.

(d)	The documents contained in the Coeur Information Record were, at their respective dates, true and correct in all material respects and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)	Coeur has publicly disclosed in the Coeur Information Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coeur. Coeur has not filed any confidential material change report under applicable Securities Laws that at the date of this Agreement remains confidential.

(f)	Coeur beneficially owns or leases the properties, business and assets or the interests in the properties, business or assets referred to in the Coeur Information Record, no party is challenging or disputing Coeur’s title to any such properties, business or assets and all agreements by which Coeur holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated except where the failure to own such properties, business or assets would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coeur.

(g)	The financial statements of Coeur, including the notes thereto, included in the Coeur Information Record comply as to form and content in all material respects with applicable Laws with respect thereto, have been prepared in accordance with the applicable GAAP consistently applied (except as may be indicated in the notes) and present fairly the consolidated financial position of Coeur at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

3.2.7 Absence of Certain Changes or Events. Except as disclosed in the Coeur Disclosure Letter, since December 31, 2011 Coeur has conducted its business only in the ordinary course of business and there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to Coeur.

3.2.8 Legal Proceedings. Except as disclosed in the Coeur Disclosure Letter, there are no material claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of Coeur or any Coeur Material Subsidiary) in progress, pending, or to the knowledge of Coeur, threatened, against or affecting Coeur or any Coeur Material Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of Coeur or any Coeur Material Subsidiary which relate to the business, affairs, assets or operations of Coeur), at law or in equity, or before or by any Tribunal which could reasonably be expected to have a Material Adverse Effect on Coeur. Coeur is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success.

3.2.9 Compliance with Applicable Laws. Coeur and each of the Coeur Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its business, so as to enable its business to be carried on as now conducted and its property and assets to be so owned or leased.

3.2.10 No Breach of Material Agreements. Coeur and each of the Coeur Material Subsidiaries has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Material Agreement to which it is a party. Except as disclosed in the Coeur Disclosure Letter, each of the Material Agreements is: (i) enforceable by Coeur or a Coeur Subsidiary, as applicable, in accordance with its terms (subject to any limitation under bankruptcy, insolvency or other Laws affecting creditors’ rights generally and to general principals of equity); (ii) is in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to Coeur or any Coeur Material Subsidiary or, to Coeur’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would (a) become a default or event of default under any Material Agreement, or (b) result in the loss or expiration of any right or option by Coeur or any Coeur Material Subsidiary (or the gain thereof by any third party) under any Material Agreement.

3.2.11 Other Negotiations. None of Coeur, any subsidiary of Coeur or, to the knowledge of Coeur, any of their respective directors, officers or shareholders (nor any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of Coeur or any subsidiary of Coeur or at their respective direction) (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving Coeur or any subsidiary of Coeur which could reasonably be expected to result in any of Coeur, any subsidiary of Coeur or any of the officers, directors, employees, agents or shareholders of any of them being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

3.2.12 Disclosure. As of the date hereof, the representations and warranties of Coeur contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to Orko.

3.2.13 No Ownership of Orko Shares or Other Securities. Neither Coeur nor any of its affiliates own any Orko Shares or any other securities of Orko.

3.2.14 Sufficient Funds. Coeur has cash resources sufficient to satisfy the aggregate cash component of the consideration payable pursuant to the Plan of Arrangement.

3.3 Non-Waiver. No investigations made by or on behalf of any of the Parties at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other party herein or pursuant hereto, unless disclosure of the fact at issue is expressly made in writing to the other party prior to the execution hereof and such disclosure contains no material untrue statement.

3.4 Survival. For greater certainty, the representations and warranties of Orko and Coeur contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Expiration Date.

ARTICLE 4

COVENANTS

4.1 Retention of Goodwill. During the Pre-Effective Date Period, Orko will and will cause each of the Orko Subsidiaries to, subject to the fact that the Arrangement and related transactions are contemplated hereby, continue to carry on the Business in the ordinary course of business, working to preserve the attendant goodwill of Orko and the Orko Subsidiaries and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment, subject to the fact that the Arrangement and related transactions are contemplated hereby.

4.2 Covenants of Orko.

(a)	Except as set out in Schedule 4.2 of the Orko Disclosure Letter, Orko covenants and agrees that, during the Pre-Effective Date Period, except with the consent of Coeur to any deviation therefrom or with respect to any matter contemplated by this Agreement or the Plan of Arrangement, Orko will, and will cause each of the Orko Subsidiaries to:

(i)	carry on its respective business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all commercially reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

(ii)	pay all ordinary course liabilities as they come due consistent with past practice;

(iii)	use best efforts to maintain and preserve each of its Mineral Rights in good standing and maintain, preserve and keep in good standing all of its rights under each of its Licenses;

(iv)	not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary course of business consistent with prior practice;

(v)	not split, combine or reclassify any of its outstanding shares, nor declare or pay any dividends on or make any other distributions (in either case, in stock or property) on or in respect of its outstanding shares;

(vi)	not amend its notice of articles or articles or other constating documents;

(vii)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Orko or any of the Orko Subsidiaries;

(viii)	not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its authorized share structure or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (A) the issuance of Orko Shares pursuant to the valid exercise of fully vested Orko Options granted prior to the date hereof; (B) the issuance of Orko Options to newly hired employees, or (C) the issuance of Orko Shares as required by agreements in force and effect prior to the date hereof or pursuant to arrangements disclosed in Schedule 4.2 of the Orko Disclosure Letter;

(ix)	not amend, vary or modify the Orko Option Plan or any Orko Options;

(x)	not acquire or agree to acquire any of its outstanding shares or other securities;

(xi)	not reorganize, amalgamate or merge with any other person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(xii)	not guarantee the payment of indebtedness by a third party or incur indebtedness for money borrowed or issue or sell any Debt Instruments;

(xiii)

except as required by Law or by the terms of the Employee Benefits in effect as of the date of this Agreement, not enter into or modify any employment, severance, collective bargaining or other Employee Benefits, policies or arrangements with, or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers, directors or employees of Orko or any of the Orko Subsidiaries;

(xiv)	not, except in the ordinary course of business:

(A)	satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in the 2012 Financial Statements, which are, individually or in the aggregate, material;

(B)	grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material;

(C)	enter into any long-term sale, forward sale, off take or royalty agreement with respect to any commodities extracted from its Mineral Rights; or

(D)	enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(xv)	not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(xvi)	not enter into any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation or amend, modify, relinquish, terminate or fail to renew in any material respect any Material Agreement;

(xvii)	not acquire or sell, pledge, encumber or otherwise dispose of any material property or assets or incur or commit to incur capital expenditures prior to the Effective Date, other than in the ordinary course of business, and not, in any event, exceeding $100,000 in the aggregate;

(xviii)	use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse;

(xix)	not make any changes to existing accounting practices, except as required by applicable Law or required by GAAP; and

(xx)	promptly advise Coeur orally and, if then requested, in writing, with the full particulars of any:

(A)	event occurring subsequent to the date of this Agreement that would render any representation or warranty of Orko contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the date of this Agreement), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(B)	Material Adverse Change in respect of Orko; and

(C)	breach by Orko of any covenant or agreement contained in this Agreement.

(b)	Orko shall and shall cause each of the Orko Subsidiaries to:

(i)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(ii)	not make or rescind any material express or deemed election relating to Taxes;

(iii)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(iv)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(v)	not amend any Tax Return or change any of its methods of reporting income or deductions or its method of accounting, in each case, for income Tax purposes, from those employed in the preparation of its income Tax Return for the tax year ended October 31, 2011, except as may be required by applicable Laws.

(c)	Orko shall perform all obligations required or desirable to be performed by Orko under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and without limiting the generality of the foregoing, Orko shall:

(i)	use all reasonable efforts to obtain, on or before the Effective Date, all Regulatory Approvals required by Governmental Entities for Orko or the Orko Subsidiaries and to obtain and assist Coeur in obtaining all Antitrust Clearances. Without limiting the generality of the foregoing, Orko shall use commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in respect of an Antitrust Filing and shall coordinate and cooperate with Coeur in exchanging information and supplying assistance that is reasonably requested by Coeur in connection with any Antitrust Filing;

(ii)	use all reasonable efforts to obtain the approvals of Orko Securityholders to the Arrangement at the Orko Meeting, as provided for in Article 2 and in the Interim Order;

(iii)	apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

(iv)	carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Orko with respect to the transactions contemplated hereby and by the Arrangement;

(v)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(vi)	not to take any action or enter into any transaction, that would have the effect of reducing or eliminating the amount of tax cost “bump” pursuant to paragraphs 87(11), 88(1)(c) and (d) of the ITA otherwise available to Orko or the Orko Subsidiaries or their successors in respect of the shares of the non-depreciable capital properties owned by Orko or the Orko Subsidiaries;

(vii)	use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby;

(viii)	on or before the Effective Date, use all reasonable efforts to effect all necessary registrations, filings, notices and submissions of information required by Governmental Entities from Orko or the Orko Subsidiaries relating to the transactions contemplated hereby;

(ix)	in connection with the Arrangement and other transactions contemplated hereby, use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by Orko or the Orko Subsidiaries from other parties pursuant to the Material Agreements;

(x)	use all reasonable efforts to obtain, on or before the Effective Date, written resignations effective as at the Effective Time, from all directors, administrators and officers of Orko and each of the Orko Subsidiaries, such resignations to be subject to obtaining the mutual releases provided for in Section 4.8(d);

(xi)	use all reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.2 of this Agreement; and

(xii)	take all actions necessary or desirable to cancel the special meeting of Orko Securityholders scheduled to be held in connection with the First Majestic Agreement.

4.3 Covenants of Coeur. Coeur hereby covenants and agrees:

(a)	to perform all obligations required or desirable to be performed by it under this Agreement and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

(i)	use all reasonable efforts to obtain, on or before the Effective Date, all Regulatory Approvals, including any Antitrust Clearance, required by Governmental Entities for Coeur or the Coeur Material Subsidiaries and use its commercially reasonable efforts to prepare and file all Antitrust Filings within ten Business Days of the execution of this Agreement. Coeur shall use commercially reasonable efforts to satisfy, as soon as reasonably possible, all requests for additional information and documentation requested by any Governmental Entity in respect of an Antitrust Filing and coordinate and cooperate with Orko in exchanging information, including providing Orko with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with a Governmental Entity in respect of an Antitrust Filing (except for notices and information which Coeur considers confidential and competitively sensitive);

(ii)	use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Coeur which may adversely affect the ability of Coeur to consummate the transactions contemplated hereby;

(iii)	on or before the Effective Date effect all necessary registrations, filings and submissions of information required by Governmental Entities from Coeur or the Coeur Material Subsidiaries relating to the transactions contemplated herein;

(iv)	on or before the Effective Date reserve a sufficient number of Coeur Shares for issuance upon the completion of the Arrangement;

(v)	on or before the Effective Date take all corporate action necessary to create the Coeur Warrants and reserve a sufficient number of Coeur Shares for issuance upon the exercise of Coeur Warrants;

(vi)

on or before the Effective Date deliver to the Depositary (as defined in the Plan of Arrangement) an amount of cash equal to the Maximum Aggregate Cash Consideration (as defined in the Plan of Arrangement)

and a global share certificate representing the Maximum Aggregate Share Consideration (as defined in the Plan of Arrangement); and

(vii)	use all reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.3 of this Agreement;

(b)	carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Coeur with respect to the transactions contemplated hereby and by the Arrangement;

(c)	in connection with the consummation of the transactions contemplated hereby and by the Arrangement, to use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by Coeur or the Coeur Material Subsidiaries from other parties to loan agreements, leases or other contracts;

(d)	cause Subco to perform its obligations under this Agreement and the Plan of Arrangement; and

(e)	until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except (i) with the consent of Orko to any deviation therefrom which shall not be unreasonably withheld; or (ii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, Coeur will:

(i)	not reorganize, amalgamate or merge Coeur with any other Person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities of or substantially all of the assets of or otherwise, any business or Person which acquisition would reasonably be expected to materially delay the transactions contemplated hereby;

(ii)	promptly advise Orko orally and, if then requested, in writing with the full particulars of any:

(A)	event occurring subsequent to the date of this Agreement that would render any representation or warranty of Coeur contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(B)	Material Adverse Change in respect of Coeur; and

(C)	breach by Coeur of any covenant or agreement contained in this Agreement.

4.4 Covenants Regarding Non-Solicitation.

(a)	Subject to Section 4.5, from the date of this Agreement until the earlier of the Effective Time or the time at which this Agreement is terminated in accordance with its terms, Orko shall not, directly or indirectly, through any officer, director, employee, representative or agent of Orko or any Orko Subsidiary:

(i)	solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(ii)	participate in any discussions or negotiations regarding any Acquisition Proposal;

(iii)	withdraw, modify or qualify or propose publicly to withdraw, modify or qualify in a manner adverse to Coeur the approval of the Orko Board or any committee thereof of the transactions contemplated hereby;

(iv)	approve or recommend or propose publicly to approve or recommend any Acquisition Proposal or remain neutral with respect to an Acquisition Proposal which has been publicly announced (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal, or any material amendment thereto, until five Business Days following the public announcement of such Acquisition Proposal shall not be considered a violation of this section); or

(v)	enter into any letter of intent, agreement in principle, agreement, arrangement or understanding related to any Acquisition Proposal (except as permitted by Section 4.4(d)).

Notwithstanding the preceding sentence of this Section 4.4(a) and any other provision of this Agreement, nothing shall prevent the Orko Board prior to the Orko Meeting from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 4.4(d), regarding an unsolicited bona fide written Acquisition Proposal that did not otherwise result from a breach of this Section 4.4 and that the Orko Board determines in good faith, after consultation with financial advisors and outside legal counsel, is reasonably likely to constitute or lead to a Superior Proposal. Orko shall not consider, negotiate, accept or recommend an Acquisition Proposal after the date of the Orko Meeting. Orko shall, and shall cause its officers, directors and employees and any financial advisors or other advisors, representatives or agents retained by it, to cease immediately upon execution of this Agreement all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. To the extent it has not already done so, Orko shall deny access to all parties other than Coeur and its advisors, employees and agents to any and all data rooms which may have been opened. Orko shall immediately request the return of all confidential non-public information provided to any third parties (other than Coeur and its advisors, employees and agents) who have entered into a confidentiality agreement with Orko relating to a potential Acquisition Proposal, shall use all reasonable efforts to ensure that such requests are honoured and shall immediately advise Coeur orally and in writing of any responses or action (actual or threatened) by any recipient of such request which could hinder, prevent, delay or otherwise adversely affect the completion of the Arrangement.

(b)	Orko shall not amend, modify, waive or fail to enforce on a timely basis any obligation under any confidentiality or standstill agreement or amend any such agreement or other conditions included in any agreement between Orko and a third party, except to allow such Person to confidentially propose to the Orko Board an unsolicited written Acquisition Proposal (that did not result from a breach of Section 4.4(a) by Orko or any of its representatives) that the Orko Board determines, after consultation with its legal and financial advisors, constitutes or is reasonably likely to constitute or lead to a Superior Proposal.

(c)	Orko shall promptly notify Coeur, at first orally and then in writing, of any Acquisition Proposal and any enquiry that may reasonably be expected to lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Orko in connection with an Acquisition Proposal or for access to the properties, books or records of Orko by any Person that informs Orko that it is considering making, or has made, a proposal that constitutes, or may reasonably be expected to lead to an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and the identity of the Person making such proposal, enquiry or contact, and a copy of any written form of Acquisition Proposal and any other documents representing such Acquisition Proposal. Orko shall:

(i)	keep Coeur fully informed of the status including any change to the material terms of any such Acquisition Proposal or enquiry; and

(ii)	provide to Coeur as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Orko from any Person in connection with any Acquisition Proposal or sent or provided by Orko to any Person in connection with any Acquisition Proposal.

(d)	If Orko receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and Orko is permitted, as contemplated under the second sentence of Section 4.4(a) to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Orko Board may, subject to the execution by such Person of a confidentiality agreement on terms substantially similar to the Confidentiality Agreement, provide such Person with access to information regarding Orko; provided, however, that Orko sends a copy of any such confidentiality agreement to Coeur promptly upon its execution and concurrently provides Coeur with a list of or copies of the information provided to such Person and access to similar information which was provided to such Person.

(e)	Prior to the earlier of the Effective Time and the termination of this Agreement, Orko shall not, except with the prior written consent of Coeur, take any action to terminate, amend, extend the “Separation Time” under or waive the Shareholder Rights Plan, or the application of the Shareholder Rights Plan to, any Acquisition Proposal, or any Person making an Acquisition Proposal, not subject to the Shareholder Rights Plan (including redemption of any rights created under the Shareholder Rights Plan) unless the Acquisition Proposal constitutes a Superior Proposal and Orko has complied with the provisions of Section 4.4 and Section 4.5 and provided further that any such termination, amendment, extension, waiver or redemption cannot be effective until after the Orko Meeting. In the event that any Person requests any Governmental Entity to invalidate or cease trade the Shareholder Rights Plan, Orko shall oppose any such application unless the Orko Board determines, after consultation with outside legal counsel, that to do so is not consistent with its fiduciary duties.

(f)	Orko shall ensure that its officers, directors and employees and any financial advisors or other advisors, representatives or agents retained by it are aware of the provisions of this Section 4.4, and it shall be responsible for any breach of this Section 4.4 by any such Person.

4.5 Notice by Orko of Superior Proposal Determination.

(a)	Notwithstanding Section 4.4 Orko may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal if, and only if:

(i)	Orko shall have complied with all of its other obligations under Section 4.4;

(ii)	such Acquisition Proposal constitutes a Superior Proposal;

(iii)	the Orko Meeting has not occurred;

(iv)	Orko has provided Coeur with:

(A)	a copy of the Superior Proposal document and any other documents representing the Superior Proposal;

(B)	written notice advising Coeur of the determination of the Orko Board that the Acquisition Proposal is a Superior Proposal and that the Orko Board has resolved, subject only to compliance with this Section 4.5 and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal; and

(C)	written notice from the Orko Board regarding the value or range of values in financial terms that the Orko Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(v)	five Business Days shall have elapsed from the date Coeur received the documentation referred to in Section 4.5(a)(iv) (the “Match Period”); and

(vi)	Orko has previously or concurrently will have:

(A)	paid to Coeur the Termination Payment, if any, payable under Section 6.3; and

(B)	terminated this Agreement pursuant to Section 6.2.

Any information provided by Orko to Coeur pursuant to this Section 4.5 or pursuant to Section 4.4 shall be subject to the provisions of the Confidentiality Agreement.

(b)	During the Match Period Orko agrees that Coeur shall have the right, but not the obligation, to offer to amend the terms of this Agreement and Orko shall co-operate with Coeur with respect thereto, including negotiating in good faith with Coeur during the Match Period. The Orko Board will review any offer by Coeur to amend the terms of this Agreement in order to determine, in good faith, whether Coeur’s offer upon acceptance by Orko would result in such Acquisition Proposal ceasing to be a Superior Proposal. If the Orko Board so determines, it will enter into an amended agreement with Coeur reflecting Coeur’s amended proposal and will, within two Business Days of entering into such amendment, reaffirm its recommendation of the Arrangement and issue a press release to that effect. If the Orko Board continues to believe, in good faith and after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects Coeur’s amended proposal, Orko may terminate this Agreement pursuant to Section 6.2(a)(iv); provided, however, that Orko must concurrently therewith pay to Coeur the Termination Payment, if any, payable to Coeur under Section 6.3 and must prior to or concurrently with such termination enter into a binding agreement, understanding or arrangement with respect to such Acquisition Proposal. Orko acknowledges and agrees that payment of the Termination Payment, if any, payable under Section 6.3 is a condition to valid termination of this Agreement under Section 6.2(a)(iv) and this Section 4.5.

(c)

The Orko Board shall promptly reaffirm its recommendation of the Arrangement by press release: (i) after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (ii) after the Orko Board determines that a proposed amendment to the provisions of this Agreement would result in the Acquisition Proposal not being a Superior Proposal; or (iii) as soon as practicable after receipt of any reasonable request from Coeur to do so. Coeur and its legal advisor shall be given a reasonable opportunity to review and comment on the form and content of any such press release and Orko shall incorporate all reasonable comments made by Coeur and its counsel. Such press release shall state that the Orko Board has determined that such Acquisition Proposal is not a Superior Proposal.

(d)	If, less than six Business Days before the Orko Meeting, Orko has provided Coeur with a notice under Section 4.5(a)(iv), an Acquisition Proposal has been publicly disclosed or announced and the Match Period has not elapsed, then, subject to applicable Laws, at Coeur’s request, Orko will postpone or adjourn the Orko Meeting to a date acceptable to Coeur and Orko, acting reasonably, which shall not be less than five Business Days and not more than 10 Business Days after the scheduled date of the Orko Meeting and shall, in the event that Coeur and Orko amend the terms of this Agreement pursuant to this Section 4.5, ensure that the details of such amended Agreement are communicated to the Orko Securityholders at or prior to the resumption of the adjourned Orko Meeting.

(e)	Orko acknowledges and agrees that each successive modification to any material terms or conditions of any Acquisition Proposal or that results in an increase in or modification of the consideration (or value of such consideration) to be received by Orko or the Orko Shareholders or which otherwise results in the Orko Board determining that such Acquisition Proposal is a Superior Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 4.5(a)(v) to initiate an additional five Business Day notice period.

(f)	Nothing contained in this Section 4.5 shall prohibit the Orko Board from:

(i)	responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that Orko shall provide Coeur and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and provided that such circular or other disclosure recommends that Orko Shareholders reject such Acquisition Proposal; or

(ii)	calling and/or holding a meeting of Orko Shareholders requisitioned by Orko Shareholders in accordance with the Business Corporations Act or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law and provided that any information circular or other document required in connection with such meeting recommends that Orko Shareholders vote against any proposed resolution in favour of or necessary to complete such Acquisition Proposal.

4.6 Access to Information. Subject to the terms of the Confidentiality Agreement and applicable Laws, upon reasonable notice, Orko shall afford Coeur’s officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) access, during normal business hours in the Pre-Effective Date Period to such properties, books, contracts and records and other documents, information or data relating to Orko and the Orko Subsidiaries which Coeur or its Representatives deem necessary or advisable to review in making an examination of Orko, the Orko Subsidiaries and the Business, as well as to its management personnel, and, during such period, Orko shall furnish promptly to Coeur all information concerning Orko, the Orko Subsidiaries and their respective Business, properties and personnel as Coeur or its Representatives may reasonably request. Subject to the terms of the Confidentiality Agreement and applicable Laws, upon reasonable notice, Coeur shall afford Orko’s Representatives access, during normal business hours in the Pre-Effective Date Period to such of Coeur’s management personnel as Coeur may determine, acting reasonably, and, during such period, Coeur shall furnish promptly to Orko all information respecting material changes in Coeur’s business, properties and personnel as Orko may reasonably request. At the request of Coeur, Orko will execute or cause to be executed such consents, authorizations and directions as may be necessary to enable Coeur or its Representatives to obtain full access to all files and records relating to Orko, the Orko Subsidiaries or their respective assets maintained by any Governmental Entity.

4.7 Covenant Regarding Representations and Warranties. Each of Orko and Coeur covenants that it will use all reasonable efforts to ensure that the representations and warranties given by it and contained in Article 3 are true and correct on and as at the Effective Date (except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by the other Party) or if not true, do not have a Material Adverse Effect on such Party.

4.8 Indemnification, Insurance and Mutual Releases.

(a)	Coeur hereby covenants and agrees that, unless prohibited by applicable Laws, all rights to indemnification or exculpation in favour of the current and former directors and officers of Orko and any Orko Subsidiary provided in the current articles or by-laws (or the equivalent) of Orko or any Orko Subsidiary, or in any agreement to the extent disclosed in Schedule 4.8 to the Orko Disclosure Letter, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Orko and any Orko Subsidiary shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider of at least equivalent standing to the current provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider of at least equivalent standing to the current provider) for a period of not less than six years from the Effective Date and Coeur undertakes to ensure that this covenant shall remain binding upon its successor and assigns. Coeur acknowledges that Orko may purchase run-off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date on terms acceptable to Coeur acting reasonably.

(b)	Orko shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Orko Subsidiaries for the purpose of this Section 4.8 and this Section 4.8 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Coeur by the Persons described in subsection (a) hereof.

(c)	Coeur acknowledges and agrees that Orko may enter into indemnification agreements with each director and officer of Orko and each of the Orko

Subsidiaries prior to the Effective Date, such agreements to be in a form acceptable to Coeur, acting reasonably. Coeur agrees that from and after the Effective Date it will cause Orko to honour all rights to indemnification or exculpation in such agreements in favour of present and former officers and directors of Orko and acknowledges that such rights will survive the Effective Date and will continue in full force and effect for a period of not less than six years from the Effective Date.

(d)	Coeur and Orko shall use all commercially reasonable efforts to enter into a mutual release on or before the Effective Date with each director and officer of Orko and each of the Orko Subsidiaries, such release to be effective as at the Effective Time and in a form acceptable to Coeur, acting reasonably.

4.9 Tax Reporting Matters.

(a)	Following the Effective Date, Coeur hereby covenants and agrees that, at the request of any Orko Shareholder that is a U.S. Person for U.S. federal income tax purposes, Coeur shall cause Orko and its subsidiaries to (a) provide such shareholder with any PFIC Annual Information Statements (within the meaning of U.S. Treasury Regulations section 1.1295-1(g)), including such shareholder’s pro rata shares of Orko’s and the subsidiaries’ ordinary earnings and net capital gain computed in accordance with U.S. income tax principles, necessary to permit such shareholder to make and maintain a qualified electing fund election (within the meaning of Internal Revenue Code section 1295 and the U.S. Treasury Regulations promulgated thereunder) with respect to Orko and any of its subsidiaries; and (b) permit such shareholder to inspect and copy Orko’s and its subsidiaries’ permanent books of account, records, and such other documents as may be maintained by Orko and such subsidiaries to establish that Orko’s and its subsidiaries’ ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles and to verify these amounts and such shareholder’s pro rata shares thereof.

(b)	Coeur hereby covenants and agrees that, on reasonable notice, at the request of any current or former director or officer of Orko and any Orko Subsidiary, Coeur shall cause Orko and its subsidiaries to permit such person, during normal business hours, to inspect and copy Orko’s and its subsidiaries’ permanent books of account, records, and such other documents as may be maintained by Orko and such subsidiaries, in each case, as may be reasonably required to enable such person to respond to any audit or investigation by a Governmental Entity of the compensation paid to such person or such person’s corporate entity by of Orko or any Orko Subsidiary.

(c)	Orko shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Orko Subsidiaries for the purpose of this Section 4.9 and this Section 4.9 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Coeur by the Persons described in subsection (a) or (b) hereof.

ARTICLE 5

CONDITIONS

5.1 Mutual Conditions Precedent. The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of Coeur and Orko:

(a)	the Arrangement shall have been approved at the Orko Meeting by not less than two-thirds of the votes cast by the Orko Securityholders who are represented in person or by proxy thereat in the manner contemplated by Article 2;

(b)	the Arrangement shall have been approved at the Orko Meeting in accordance with any conditions in addition to those set out in Section 5.1(a) which may be imposed by the Business Corporations Act or the Interim Order;

(c)	the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of Orko and Coeur, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(d)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

(e)	this Agreement shall not have been terminated pursuant to Article 6;

(f)	Orko shall have received any required approval of the TSX-V to the transactions contemplated herein;

(g)	the Coeur Shares issuable pursuant to the Arrangement shall have been authorized for listing on the TSX and the NYSE, subject to official notice of issuance;

(h)

the issuance of the Coeur Shares and the Coeur Warrants (but not the Coeur Shares underlying any Coeur Warrants) will be exempt from the registration requirements of the U.S. Securities Act and the issuance of the Coeur Shares, the Coeur Warrants and the Coeur Shares underlying the Coeur Warrants will be exempt from the prospectus requirements of applicable Securities Laws in each of the Provinces of Canada in which holders of Orko securities are resident; and such Coeur securities will not be subject to hold periods under the Securities Laws of Canada or the United States except as may be imposed by Rule 144 under the U.S. Securities Act with respect to affiliates of Coeur or except as disclosed in the

Orko Circular or except by reason of the existence of any controlling interest in Coeur pursuant to the Securities Laws of any applicable jurisdiction;

(i)	all Antitrust Clearances shall have been obtained on terms and conditions satisfactory to each of Coeur and Orko acting reasonably; and

(j)	all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit the consummation of the Arrangement and the other transactions contemplated herein, the failure of which to obtain or the non-expiry of which would constitute a criminal offense, or would have a Material Adverse Effect on Coeur or Orko shall have been obtained or received on terms that will not have a Material Adverse Effect on Coeur and/or Orko.

5.2 Additional Conditions Precedent to the Obligations of Coeur. The obligations of Coeur to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Coeur and may be waived by Coeur):

(a)	all covenants and agreements of Orko under this Agreement to be performed or observed on or before the Effective Date shall have been duly performed and observed by Orko in all material respects and Coeur shall have received a certificate of Orko addressed to Coeur and dated the Effective Date, signed on behalf of Orko by two directors or senior executive officers of Orko, confirming the same as at the Effective Date;

(b)	the representations and warranties of Orko contained in this Agreement shall be true and correct in all respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by Coeur), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Orko, and Coeur shall have received a certificate of Orko addressed to Coeur and dated the Effective Date, signed on behalf of Orko by two directors or senior executive officers of Orko, confirming the same as at the Effective Date;

(c)	from February 12, 2013 to the Effective Date, there shall not have occurred, in the judgment of Coeur, acting reasonably, a Material Adverse Change to Orko;

(d)	holders of more than 5% of the issued and outstanding Orko Shares shall not have exercised the Dissent Rights in respect of the Arrangement;

(e)	there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success:

(i)	seeking to restrain or prohibit the consummation of the Plan of Arrangement or any of the transactions contemplated by this Agreement or seeking to obtain from any of the Parties any damages that are material in relation to Orko;

(ii)	seeking to prohibit or materially limit the ownership or operation by Coeur or any of the Coeur Material Subsidiaries of any material portion of the business or assets of Orko or any Orko Subsidiary or to compel Coeur or any of the Coeur Material Subsidiaries to dispose of or hold separate any material portion of the business or assets of Orko or any Orko Subsidiary;

(iii)	seeking to impose limitations on the ability of Coeur to acquire or hold, or exercise full rights of ownership of any Orko Shares, including the right to vote the Orko Shares on all matters properly presented to the shareholders of Orko;

(iv)	seeking to prohibit Coeur or any of the Coeur Material Subsidiaries from effectively controlling in any material respect the business or operations of Orko or any Orko Subsidiary; or

(v)	which otherwise is reasonably likely to have a Material Adverse Effect on Orko or Coeur;

(f)	all consents, approvals, authorizations and waivers of any Persons (other than Governmental Entities) which are required or necessary for the completion of the Arrangement and other transactions contemplated hereby (including all consents, approvals, authorizations and waivers required under the Material Agreements) shall have been obtained or received on terms which are acceptable to Coeur, acting reasonably; and

(g)	Orko shall have provided to Coeur, on or before the Effective Date, written resignations effective as of the Effective Time, from all directors and officers of Orko and the Orko Subsidiaries.

Coeur may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by it with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Coeur in complying with its obligations hereunder.

5.3 Additional Conditions Precedent to the Obligations of Orko. The obligations of Orko to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Orko and may be waived by Orko):

(a)	all covenants and agreements of Coeur under this Agreement to be performed or observed on or before the Effective Date shall have been duly performed by Coeur in all material respects and Orko shall have received a certificate of Coeur addressed to Orko and dated the Effective Date, signed on behalf of Coeur by two senior executive officers of Coeur confirming the same as at the Effective Date;

(b)	all representations and warranties of Coeur contained in this Agreement shall be true and correct in all material respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Coeur, and Orko shall have received a certificate of Coeur addressed to Orko and dated the Effective Date, signed on behalf of Coeur by two senior executive officers of Coeur confirming the same as at the Effective Date; and

(c)	from February 12, 2013 to the Effective Date, there shall not have occurred, in the judgment of Orko, acting reasonably, a Material Adverse Change to Coeur.

Orko may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Orko with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Orko in complying with its obligations hereunder.

5.4 Notice and Cure Provisions. Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect between the date hereof and the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.1, 5.2 and 5.3, as the case may be.

Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3 in favour of such Party, or exercise any termination right arising therefrom, if forthwith, and in any event prior to the Effective Date, such Party has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered and the Party receiving such notice is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party delivering such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of ten Business Days from such notice. If such notice has been delivered prior to the date of the Orko Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

5.5 Satisfaction of Conditions. The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the approval of Coeur and Orko, the Arrangement is completed.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendment. This Agreement may, at any time and from time to time before or after the holding of the Orko Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties hereto provided, however, that any such change, waiver or modification does not invalidate any required approval of the Orko Securityholders to the Arrangement.

6.2 Termination.

(a)	This Agreement may, at any time before or after the holding of the Orko Meeting but not later than the Effective Date:

(i)	be terminated by the mutual agreement of Orko and Coeur;

(ii)	be terminated by either Orko or Coeur, if:

(A)	there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any Governmental Entity shall have issued any injunction, order, decree or ruling enjoining Coeur or Orko from consummating the transactions contemplated by this Agreement and such injunction, order, decree or ruling shall become final and non-appealable;

(B)	subject to Section 5.4, the other Party is in default of a covenant or obligation hereunder such that the condition contained in Section 5.2(a) or 5.3(a), as applicable, would be incapable of satisfaction, provided the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any condition in favour of all Parties or in favour of the other Party not to be satisfied; or

(C)	subject to Section 5.4, any representation or warranty of the other Party under this Agreement is untrue or incorrect and shall have become untrue or incorrect such that the condition contained in Section 5.2(b) or 5.3(b), as applicable, would be incapable of satisfaction, provided that the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any condition in favour of both Parties or in favour of the other Party not to be satisfied; or

(D)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 6.2(a)(ii)(D) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	be terminated by Coeur if:

(A)	Orko shall have failed to recommend or has withdrawn, qualified or modified or changed in a manner adverse to Coeur its approval or recommendation of the Arrangement or shall have recommended or approved an Acquisition Proposal;

(B)	through no fault of Coeur the Arrangement shall not have been submitted for the approval of the Orko Securityholders on or before the Meeting Deadline in the manner provided for in Article 2 and in the Interim Order; or

(C)	the Orko Board shall have failed to reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable after receipt of any reasonable request from Coeur to do so and in any event within five Business Days after a public announcement of any Acquisition Proposal;

(iv)	be terminated by Orko in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 4.4 and Section 4.5 and the payment of the fee required to be paid pursuant to Section 6.3(a); or

(v)	be terminated by either Orko or Coeur if the Arrangement shall not have been approved by the Orko Securityholders on or before the Meeting Deadline in the manner provided for in Article 2 and in the Interim Order.

(b)	If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations hereunder, except as provided for in Section 6.3, which shall survive the termination of this Agreement or as otherwise contemplated hereby, and provided that, subject to Section 6.5, neither the termination of this Agreement nor anything contained in this Section 6.2(b) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.3 Termination Payment.

(a)	If:

(i)	Orko shall terminate this Agreement pursuant to Section 6.2(a)(iv) in order to enter into a definitive written agreement with respect to a Superior Proposal;

(ii)	Coeur shall terminate this Agreement pursuant to Section 6.2(a)(iii)(A) or 6.2(a)(iii)(C); or

(iii)	either Orko or Coeur shall terminate this Agreement pursuant to Section 6.2(a)(v) where (A) an Acquisition Proposal is publicly announced or made to the Orko Shareholders and is not publicly withdrawn prior to the Orko Meeting, (B) the Arrangement Resolution is not approved at the Orko Meeting and (C) an Acquisition Proposal is consummated within nine (9) months of such termination;

then in any such case Orko shall pay to Coeur by wire transfer the Termination Payment in immediately available funds to an account designated by Coeur. Such payment shall be due and payable:

(iv)	in the case of a termination specified in clause (i), prior to or concurrent with the termination of this Agreement;

(v)	in the case of a termination specified in clause (ii), within five Business Days after written notice of termination by Coeur; or

(vi)	in the case of a termination specified in clause (iii), within five Business Days after consummation of an Acquisition Proposal.

(b)	For greater certainty, Orko shall not be obligated to make more than one payment pursuant to Section 6.3(a).

(c)	If Coeur shall terminate this Agreement pursuant to Section 6.2(a)(ii)(B) or 6.2(a)(ii)(D) where Orko is in default of a covenant or obligation hereunder so as to cause any condition in favour of Coeur not to be satisfied, provided Coeur is not in default of a covenant or obligation hereunder so as to cause any condition in favour of both Parties or in favour of Orko not to be satisfied, then Orko shall pay to Coeur an expense reimbursement fee of $1,500,000 within five Business Days after written notice of termination by Coeur.

(d)	If Orko shall terminate this Agreement pursuant to Section 6.2(a)(ii)(B) or 6.2(a)(ii)(D) where Coeur is in default of a covenant or obligation hereunder so as to cause any condition in favour of Orko not to be satisfied, provided Orko is not in default of a covenant or obligation hereunder so as to cause any condition in favour of both Parties or in favour of Coeur not to be satisfied, then Coeur shall pay to Orko an expense reimbursement fee of $1,500,000 within five Business Days after written notice of termination by Orko.

6.4 Liquidated Damages. Orko acknowledges that the damages set forth in this Article 6 are a genuine pre-estimate of the damages Coeur will suffer or incur as a result of the event giving rise to those damages and are not penalties. Orko irrevocably waives any right it may have to raise as a defence in any proceedings that any such damages are excessive, punitive or abusive.

6.5 Remedies. Subject to Section 6.6, the Parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to the Parties.

6.6 Effect of Termination Payment. For greater certainty, the Parties agree that the payment of the amount pursuant to Section 6.3 is the sole monetary remedy as a result of the occurrence of any of the events referred to in Section 6.3. Subject to the immediately preceding sentence, nothing in this Agreement shall preclude a Party from seeking damages in respect of losses incurred or suffered by such Party as a result of any breach of this Agreement by the other Party, seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise, or seeking specific performance of any of such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7

GENERAL

7.1 Notices. All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by telecopy, in each case addressed to the particular party at:

(a)	If to Coeur or Subco:

Coeur d’Alene Mines Corporation

505 Front Avenue

Coeur d’Alene, Idaho 83814

Attention: Mitchell J. Krebs

Facsimile: (208) 664-4202

with a copy to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Toronto, Ontario M5H 2T6

Attention: John Turner

Facsimile: (416) 364-7813

(b)	If to Orko:

Orko Silver Corp.

Suite 1180 - 999 West Hastings Street

Vancouver, British Columbia V6C 2W2

Attention: Gary Cope

Facsimile: (604) 687-6365

with a copy to:

Stikeman Elliott LLP

Suite 1700, Park Place, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Attention: Noordin Nanji

Facsimile: (604) 681-1825

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

7.2 Assignment. Neither Party hereto may assign its rights or obligations under this Agreement or the Arrangement.

7.3 Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors.

7.4 Waiver and Modification. Each of the Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waiver or consent to the modification of any of the obligations of the other Party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or consent.

7.5 Further Assurances. Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and things and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.6 Expenses. Except as provided in Section 6.3 and the Plan of Arrangement, all out-of-pocket expenses of the Parties relating to the Arrangement and the transactions contemplated hereby, including all Third Party Expenses, shall be paid by the Party incurring such expenses.

7.7 Governing Laws. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.8 Counterparts. This Agreement may be executed in one or more counterparts and by facsimile or other electronic means, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

COEUR D’ALENE MINES CORPORATION

/s/ Mitchell J. Krebs
Per:	Mitchell J. Krebs

0961994 B.C. LTD.

/s/ Mitchell J. Krebs
Per:	Mitchell J. Krebs

ORKO SILVER CORP.

/s/ Gary Cope
Per:	Gary Cope

Exhibit A

To the Arrangement Agreement dated as of February 20, 2013

between Coeur d’Alene Mines Corporation., 0961994 B.C. Ltd. and Orko Silver Corp.

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (as the Arrangement may be modified or amended), as more particularly described and set forth in the Information Circular (the “Circular”) of Orko Silver Corp. (“Orko”) dated —, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”), the full text of which is set out as Exhibit B to the arrangement agreement dated February 20, 2013 between Orko and Coeur d’Alene Mines Corporation (the “Arrangement Agreement”) and all transactions contemplated thereby, is hereby approved and adopted.

3.	The Arrangement Agreement, the actions of the directors of Orko in approving the Arrangement Agreement and the actions of the directors and officers of Orko in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Orko or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Orko are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.	Any officer or director of Orko is hereby authorized and directed for and on behalf of Orko to execute or cause to be executed, under the seal of Orko or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such authorization to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Exhibit B

To the Arrangement Agreement dated as of February 20, 2013

between Coeur d’Alene Mines Corporation., 0961994 B.C. Ltd. and Orko Silver Corp.

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF DIVISION 5 OF PART 9

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1 Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Amalco” has the meaning ascribed to such term in Section 2.3(g) hereof;

(b)	“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(c)	“Arrangement Agreement” means the arrangement agreement dated February 20, 2013 among Coeur, Subco and Orko;

(d)	“Arrangement Resolution” means the special resolution approving the Arrangement, to be in substantially the form of Exhibit A to the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the Orko Securityholders at the Orko Meeting;

(e)	“Business Corporations Act” means the Business Corporations Act (British Columbia), as amended;

(f)	“Cash and Share Consideration” means, for each Orko Share, $0.70 in cash, 0.0815 Coeur Shares and 0.01118 Coeur Warrants;

(g)	“Cash Consideration” means, for each Orko Share, $2.60 in cash and 0.01118 Coeur Warrants;

(h)	“Coeur” means Coeur d’Alene Mines Corporation., a corporation existing under the laws of the State of Idaho;

(i)	“Coeur Shares” means the common shares, par value U.S.$0.01 per share, of Coeur;

(j)	“Coeur Warrant” means one whole warrant of Coeur exercisable for one Coeur Share for a period of four years commencing on the later of (i) the Effective Date, and (ii) the date that the SEC initially declares effective a registration statement qualifying the Coeur Shares issuable on exercise of the warrants, at an exercise price of US$30.00, all subject to adjustment in accordance with the terms of the warrant;

(k)	“Consideration” means the Cash Consideration, the Cash and Share Consideration and/or the Share Consideration, as applicable;

(l)	“Court” means the British Columbia Supreme Court;

(m)	“Depositary” means Computershare Investor Services Inc., at such offices as will be set out in the Letter of Transmittal and Election Form;

(n)	“Dissent Procedures” has the meaning set out in Section 3.1;

(o)	“Dissent Rights” has the meaning set out in Section 3.1;

(p)	“Dissenting Shareholder” means a holder of Orko Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(q)	“Effective Date” means the date the Arrangement completes, as determined in accordance with Section 2.12 of the Arrangement Agreement;

(r)	“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

(s)	“Election Deadline” means 48 hours prior to the time of the Orko Meeting;

(t)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

(u)	“holder” means, when used with reference to any Orko Securities, the holder of such Orko Securities (in the case of Orko Shares, as shown from time to time on the register of shareholders maintained by or on behalf of Orko in respect of the Orko Shares);

(v)	“ITA” means the Income Tax Act (Canada);

(w)	“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form for use by holders of Orko Shares in connection with the Plan of Arrangement;

(x)	“Meeting Date” means the date of the Orko Meeting;

(y)	“NYSE” means the New York Stock Exchange;

(z)	“Orko” means Orko Silver Corp., a company existing under the laws of the Province of British Columbia;

(aa)	“Orko Meeting” means the special meeting of Orko Shareholders including any adjournment or adjournments thereof, to be called to consider the Arrangement;

(bb)	“Orko Option” means an option to purchase Orko Shares issued pursuant to the Orko Stock Option Plan;

(cc)	“Orko Optionholder” means a holder of Orko Options;

(dd)	“Orko Securityholders” means, together, the Orko Shareholders and Orko Optionholders;

(ee)	“Orko Share” means a common share in the authorized share structure of Orko;

(ff)	“Orko Shareholder” means a holder of Orko Shares;

(gg)	“Orko Stock Option Plan” means Orko’s 2007 Stock Option Plan effective March 8, 2007 and amended on January 21, 2008 and April 2, 2009;

(hh)	“Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 5 hereto or the Arrangement Agreement or upon the direction of the Court in the Final Order;

(ii)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(jj)	“Share Consideration” means, for each Orko Share, 0.1118 Coeur Shares and 0.01118 Coeur Warrants;

(kk)	“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of December 4, 2007 between Orko and Computershare Investor Services Inc., as rights agent;

(ll)	“Subco” means 0961994 B.C. Ltd., a company existing under the laws of the Province of British Columbia;

(mm)	“Subco Share” means a common share in the authorized share structure of Subco;

(nn)	“TSX” means the Toronto Stock Exchange; and

(oo)	“TSX-V” means the TSX Venture Exchange.

1.2 Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a “Section” followed by a number and/or a letter refer to the specified section of this Plan of Arrangement. Unless otherwise indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3 Currency. All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4 Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Construction. In this Plan of Arrangement unless otherwise indicated:

(a)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)	time is of the essence.

ARTICLE 2

ARRANGEMENT

2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2 Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)	Orko;

(b)	the Orko Securityholders;

(c)	Subco; and

(d)	Coeur.

2.3 Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	the Shareholder Rights Plan shall be cancelled and shall have no further force or effect and each of the rights thereunder shall be deemed to be cancelled for no consideration;

(b)	five minutes after the steps contemplated in Section 2.3(a), notwithstanding any vesting or exercise provisions to which an Orko Option might otherwise be subject (whether by contract, the conditions of grant, applicable law or the terms of the Orko Stock Option Plan):

(i)	each Orko Option outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Orko Options, be deemed to be cancelled without any compensation therefor;

(ii)	with respect to each Orko Option, the holder thereof will cease to be the holder of such Orko Option, will cease to have any rights as a holder in respect of such Orko Option, such holder will be removed from the register of Orko Options, and all option agreements, grants and similar instruments relating thereto will be cancelled; and

(iii)	the Orko Stock Option Plan shall be terminated;

(c)	five minutes after the steps contemplated in Section 2.3(b), each Orko Share held by a Dissenting Shareholder in respect of which the Orko Shareholder has validly exercised his, her or its Dissent Rights shall be directly transferred and assigned by such Dissenting Shareholder to Subco (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with, and for the consideration set forth in, Section 3.1;

(d)	five minutes after the steps contemplated in Section 2.3(c), each Orko Share (other than any Orko Share held by any Dissenting Shareholder) shall be deemed to be transferred to Subco (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for:

(i)	the Cash Consideration;

(ii)	the Share Consideration; or

(iii)	the Cash and Share Consideration;

in each case in accordance with the election or deemed election of such Orko Shareholder pursuant to Section 2.4 or Article 3, in each case, subject to proration in accordance with Section 2.5;

(e)	with respect to each Orko Share transferred and assigned in accordance with Section 2.3(c) or Section 2.3(d):

(i)	the registered holder thereof shall cease to be the registered holder of such Orko Share and the name of such registered holder shall be removed from the register of Orko Shareholders as of the Effective Time;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Orko Share; and

(iii)	Subco will be the holder of all of the outstanding Orko Shares and the register of Orko Shareholders shall be revised accordingly;

(f)	five minutes after the step contemplated in Section 2.3(d), the stated capital in respect of the Orko Shares shall be reduced to an aggregate of $1.00 without any repayment of capital in respect thereof;

(g)	five minutes after the step contemplated in Section 2.3(f), Orko and Subco shall merge to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Section 269 of the Business Corporations Act, except that the legal existence of Orko shall not cease and Orko shall survive the merger as Amalco;

(h)	without limiting the generality of Section 2.3(g), the separate legal existence of Subco shall cease without Subco being liquidated or wound up and Orko and Subco shall continue as one company and the property of Subco shall become the property of Amalco;

(i)	from and after the Effective Date, at the time of the step contemplated in Section 2.3(g):

(i)	Amalco will own and hold the property of Orko and Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Orko and Subco, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;

(ii)	Amalco will continue to be liable for all of the liabilities and obligations of Orko and Subco;

(iii)	all rights, contracts, permits and interests of Orko and Subco will continue as rights, contracts, permits and interests of Amalco as if Orko and Subco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Orko or Subco under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal or administrative action or proceeding pending by or against either Orko or Subco may be continued by or against Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Orko or Subco may be enforced by or against Amalco;

(vii)	Coeur as the holder of the Subco Shares shall receive on the amalgamation one common share in the authorised share structure of Amalco in exchange for each Subco Share previously held and all of the issued and outstanding Orko Shares will be cancelled without repayment of capital in respect thereof;

(viii)	the name of Amalco shall be “Orko Silver Corp.”;

(ix)	Amalco shall be authorised to issue an unlimited number of common shares without par value;

(x)	the articles and notice of articles of Amalco shall be substantially in the form of the articles and notice of articles of Subco;

(xi)	the first annual general meeting of Amalco or resolutions in lieu thereof shall be held within 18 months from the Effective Date;

(xii)	the first directors of Amalco following the amalgamation shall be Mitchell Krebs and Michael Harrison; and

(xiii)	the stated capital of the common shares of Amalco will be an amount equal to the paid-up capital, as that term is defined in the ITA, attributable to the Subco Shares immediately prior to the amalgamation; and

(j)	the exchanges and cancellations provided for in this Section 2.3 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

2.4 Consideration Elections. With respect to the transfer of Orko Shares pursuant to Section 2.3(d):

(a)	each Orko Shareholder may elect to receive, in respect of each Orko Share transferred, the Cash Consideration (the “Cash Alternative”), the Share Consideration (the “Share Alternative”) or the Cash and Share Consideration (the “Cash and Share Alternative”), subject to pro-ration as provided in Section 2.5;

(b)	the election provided for in Section 2.4(a) shall be made by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Orko Shareholder’s election, together with certificates representing such holder’s Orko Shares; and

(c)	any Orko Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 2.4(c) and the Letter of Transmittal and Election Form, shall be deemed to have elected the Cash and Share Alternative.

2.5 Proration. With respect to the transfer of Orko Shares pursuant to Section 2.3(d):

(a)	the maximum aggregate amount of cash payable under the Cash Alternative and Cash and Share Alternative to Orko Shareholders pursuant to Section 2.3(d) shall not exceed $100,000,000 (the “Maximum Aggregate Cash Consideration”);

(b)	the maximum aggregate number of Coeur Shares issuable under the Share Alternative and the Cash and Share Alternative to Orko Shareholders pursuant to Section 2.3(d) shall not exceed 11,584,187 (the “Maximum Aggregate Share Consideration”);

(c)	the Maximum Aggregate Cash Consideration and the Maximum Aggregate Share Consideration will be first used to satisfy the consideration payable to Orko Shareholders who elected or are deemed to have elected the Cash and Share Alternative (the “Cash and Share Electing Shareholders”), and the remaining amount of the Maximum Aggregate Cash Consideration (the “Remaining Cash Consideration”) and the remaining amount of the Maximum Aggregate Share Consideration (the “Remaining Share Consideration”) will then be available to satisfy the consideration payable to Orko Shareholders who have elected the Cash Alternative (the “Cash Electing Shareholders”) and Orko Shareholders who have elected the Share Alternative (the “Share Electing Shareholders”), respectively;

(d)	if the aggregate cash consideration that would otherwise be payable to Cash Electing Shareholders in respect of their Orko Shares (the “Elected Cash Amount”) exceeds the Remaining Cash Consideration, the amount of cash consideration payable to the Cash Electing Shareholders shall be allocated pro rata (on a per share basis) among such Cash Electing Shareholders in an amount equal to the Elected Cash Amount multiplied by a fraction, the numerator of which shall be the Maximum Aggregate Cash Consideration, less the amount of cash payable to Cash and Share Electing Shareholders, and the denominator of which shall be the Elected Cash Amount, and each such Cash Electing Shareholder shall receive Coeur Shares (or cash in lieu of any fractional Coeur Share) as consideration for the balance which exceeds the amount of cash so allocated to the Cash Electing Shareholder (calculated by valuing each Coeur Share at $23.27); and

(e)	if the aggregate number of Coeur Shares that would otherwise be issuable to Share Electing Shareholders in respect of their Orko Shares (the “Elected Share Amount”) exceeds the Remaining Share Consideration, the number of Coeur Shares issuable to the Share Electing Shareholders shall be allocated pro rata (on a per share basis) among such Share Electing Shareholders in an amount equal to the Elected Share Amount multiplied by a fraction, the numerator of which shall be the Maximum Aggregate Share Consideration, less the number of Coeur Shares issuable to Cash and Share Electing Shareholders, and the denominator of which shall be the Elected Share Amount, rounded down to the nearest whole number, and each such Share Electing Shareholder shall receive cash as consideration for the balance which exceeds the number of Coeur Shares allocated to the Share Electing Shareholder (calculated by valuing each Coeur Share at $23.27).

2.6 Post-Effective Time Procedures.

(a)	Following receipt of the Final Order and prior to the Effective Date, Subco shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates representing the Coeur Shares the Coeur Warrants required to be issued to the Orko Shareholders in accordance with Section 2.3 hereof, which certificates shall be held by the Depositary as agent and nominee for such former Orko Shareholders for distribution to such former Orko Shareholders in accordance with the provisions of Article 4 hereof.

(b)	Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal and Election Form by a registered former Orko Shareholder together with certificates, if any, which, immediately prior to the Effective Date, represented Orko Shares and such other documents as the Depositary may require, former Orko Shareholders shall be entitled to receive delivery of certificates representing the Coeur Shares and the Coeur Warrants and cheques or wire transfers representing the cash to which they are entitled pursuant to Section 2.3(d).

2.7 Entitlement to Cash Consideration. In any case where the aggregate cash consideration payable to a particular Orko Shareholder under this Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

2.8 No Fractional Coeur Shares or Warrants. In no event shall any holder of Orko Shares be entitled to a fractional Coeur Share or Coeur Warrant. Where the aggregate number of Coeur Shares or Coeur Warrants to be issued to a former Orko Shareholder as consideration under this Arrangement would result in a fraction of a Coeur Share or Coeur Warrant being issuable, the number of Coeur Shares or Coeur Warrants to be received by such Orko Shareholder shall be rounded down to the nearest whole Coeur Share or Coeur Warrant, as the case may be.

2.9 Adjustments to the Cash Consideration, Share Consideration and Cash and Share Consideration. The Cash Consideration, Share Consideration and Cash and Share

Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Coeur Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Coeur Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 3

RIGHTS OF DISSENT

3.1 Rights of Dissent.

(a)	Registered holders of Orko Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the Business Corporations Act and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding subsection 242(a) of the Business Corporations Act, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the Business Corporations Act must be received by Orko not later than 5:00 p.m. (Vancouver time) on the business day that is two business days before the Meeting Date or any date to which the Orko Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(i)	are ultimately entitled to be paid fair value for their Orko Shares shall be deemed to have transferred such Orko Shares to Subco as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by Subco of the fair value thereof, in cash; or

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their Orko Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Orko Shares and shall receive Consideration on the basis determined in accordance with Section 2.3(d);

but in no case shall Subco, Orko or any other Person be required to recognize such Persons as holders of Orko Shares after the Effective Time, and the names of such Persons shall be deleted from the registers of holders of Orko Shares at the Effective Time.

(b)	In addition to any other restrictions set forth in the Business Corporations Act, none of the following shall be entitled to exercise Dissent Rights:

(i)	Orko Optionholders; and

(ii)	Orko Shareholders who vote in favour of the Arrangement Resolution.

ARTICLE 4

EXCHANGE OF CERTIFICATES AND DELIVERY OF CASH

4.1 Delivery of Coeur Shares and Cash.

(a)	Upon surrender to the Depository for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Orko Shares that were exchanged for the Consideration in accordance with Section 2.3(d) hereof together with such other documents and instruments as would have been required to effect the transfer of the Orko Shares formerly represented by such certificate under the Business Corporations Act and the articles of Orko and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time, certificates representing the Coeur Shares and the Coeur Warrants and a cheque or wire transfer representing the cash that such holder is entitled to receive in accordance with Section 2.3(d) hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section (a) hereof, each certificate that immediately prior to the Effective Time represented one or more Orko Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 2.3(d) hereof.

4.2 Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Coeur Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Orko Shares that were exchanged pursuant to Section 2.3 unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Orko Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Coeur Share and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Coeur Share.

4.3 Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Orko Shares that were exchanged pursuant to Section 2.3(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Coeur Shares (and any dividends or distributions with respect thereto) and one or more certificates representing Coeur Warrants deliverable in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Coeur Shares and Coeur Warrants are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Coeur and its transfer agent in such sum as Coeur may direct or otherwise indemnify Coeur in a manner satisfactory to Coeur against any claim that may be made against Coeur with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 Extinction of Rights. Any certificate which immediately prior to the Effective Time represented outstanding Orko Shares that were exchanged pursuant to Section 2.3(d) and not deposited, with all other instruments required by Section 4.1 on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Coeur. On such date, the Coeur Shares and the Coeur Warrants to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Coeur together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of Coeur, Orko or the Depositary shall be liable to any person in respect of any Coeur Shares (or dividends, distributions and interest in respect thereof) or Coeur Warrants delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5 Withholding and Sale Rights. Each of Subco, Coeur and the Depositary shall be entitled to deduct and withhold from (A) any Coeur Shares or Coeur Warrants or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of Orko Shares, or (B) any dividend or consideration otherwise payable to any holder of Orko Shares, Coeur Shares or Coeur Warrants such amounts as Subco, Coeur or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that the amount so required to be deducted or withheld from the Coeur Shares, Coeur Warrants, dividends or consideration otherwise issuable or payable to a holder exceeds the cash portion of the consideration otherwise payable to such holder, each of Subco, Coeur and the Depositary is hereby authorized to sell or otherwise dispose of, at such times and at such prices as it determines, in its sole discretion, such portion of the Coeur Shares, Coeur Warrants otherwise issuable or payable to such holder as is necessary to provide sufficient funds to Subco, Coeur or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the Coeur Shares, Coeur Warrants or other consideration so sold or disposed of. To the extent that amounts are so withheld or Coeur Shares, Coeur Warrants or other consideration are so sold or disposed of, such withheld amounts, or shares or warrants or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. None of Subco, Coeur or the Depositary shall be obligated to seek or obtain a minimum price for any of the Coeur Shares, Coeur Warrants or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

4.6 Paramountcy. From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all Orko Shares and Orko Options issued prior to the Effective Time; and

(b)	the rights and obligations of the Orko Securityholders shall be solely as provided in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1 Coeur and Orko reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be: (A) set out in writing, (B) agreed to in writing by Coeur and Orko, (C) filed with the Court and, if made following the Orko Meeting, approved by the Court, and (D) communicated to holders of Orko Shares if and as required by the Court.

5.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Orko at any time prior to the Orko Meeting (provided that Coeur shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Orko Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Orko Meeting shall be effective only if (A) it is consented to in writing by each of Orko and Coeur, and (B) if required by the Court, it is consented to by holders of the Orko Shares voting in the manner directed by the Court.

5.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Coeur, provided that it concerns a matter which, in the reasonable opinion of Coeur, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Orko Securities.

ARTICLE 6

FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

EXHIBIT C

To the Arrangement Agreement dated as of February 20, 2013

between Coeur d’Alene Mines Corporation., 0961994 B.C. Ltd. and Orko Silver Corp.

Antitrust Filings

Notice under the Mexican Antitrust Act (Ley Federal de Competencia Economica)